EXHIBIT 4.6

CONVERTIBLE LOAN AGREEMENT

          This Loan Agreement (the “Agreement”) is made as of the 29 day of April, 2004 by and between C-Signature Ltd. with an address at: Berkman, Wechsler, Sahar, Bloom & Co. Law Offices 1 Azrieli center Tel Aviv Israel (the “Company”) and Aladdin Knowledge Systems Ltd. With an Address at: 15 Beit Oved St., Tel Aviv, Israel (the “Lender”) (each of the Company and the Lender, a “Party”).

WHEREAS:	The Company requires an infusion of funds in order to conduct its business activities; and

WHEREAS:	The Lender is willing to make available a loan to the Company on the terms and conditions set forth in this Agreement.

Now, therefore, the Parties hereto hereby agree as follows:

1.	Loan

The Lender covenants to lend the Company a total amount of US$550,000 (the “Principal Amount”). The Principal Amount and any portion thereto, if paid in New Israeli Shekels shall be paid in accordance with the last known representative rate of exchange of the US Dollar as published by the Bank of Israel on the date of payment. The Principal amount shall be paid by the Lender to the Company at a closing meeting to be held at the offices of Berkman Wechsler Sahar Bloom & Co., 1 Azrieli Tower, Tel-Aviv, on April 29, 2004, or at such other time, place and manner as the Company and the Lender will mutually agree upon, orally or in writing (the “First Closing”).

2.	Repayment of the Loan

The Company undertakes to repay to the Lender the Principal Amount less any amounts that were used by the Company in accordance with Section 10.1 below (the “Remainder of the Principal amount”). The Remainder of the Principal Amount shall be due and payable upon [*****] set forth in Schedule 2 (the “Milestone”), [*****]; all, unless such repayment date is extended by the Parties hereto.

3.	Conversion of the Loan

Within [*****] after the First Closing, provided that [*****] until such date, the Principal Amount will be automatically converted into Series A Preferred Shares of the Company nominal value NIS 0.01 each (the “Preferred A Shares”) at a price per share of [*****] (the “PPS”). In such case the Company shall not be obligated to make any payment with respect to the Principle Amount converted thereby or any accrued interest thereto. The Lender shall be entitled, at its sole discretion, to convert the Loan into Preferred A Shares, as set forth above, even earlier than the lapse of the 6 months period and even if a Repayment Event has occurred.

4.	Additional Investment

Concurrently with the conversion of the Loan, as set forth in Section 3 above, Lender shall purchase, and the Company shall sell and issue to the Lender additional Preferred A Shares at the PPS in an aggregate amount of US$500,000, such that the aggregate number of Preferred A Shares held by the Lender upon the Second Closing (assuming conversion of the Principle Amount) shall be 2,484 as set forth in the capitalization table attached hereto as Schedule 4 (respectively: the “Second Closing” and the “Second Installment”) (the Principle amount and the Second Installment, together, the “Purchase Price”).

5.	Amendment of Corporate Documents.

At, or prior to, the First Closing, the Company shall replace its current Articles of Association by adopting the Amended Articles of Association, in the form attached hereto as Schedule 5 (“Amended Articles”). As soon as practicable following the First Closing (but in any event not later than 14 days following theFirst Closing), the Company shall file the Amended Articles with the Israeli Registrar of Companies.

6.	License Agreement

Soon after the First Closing the Company and the Lender shall enter into and execute a License Agreement, in a form acceptable to the Company and the Lender(the “License Agreement”).

7.	Closing

7.1.

Deliveries and Transactions at the First Closing. At the First Closing, the following transactions shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all such required documents delivered):

7.1.1.

Shareholders Resolutions. The Company shall deliver to the Lender a copy of a resolution of the Company’s shareholders (in the form attached hereto as Schedule7.1.1), by which the share capital of the Company shall be modified, the execution of this Agreement, and the performance of the Company’s obligations hereunder and thereunder shall be approved, and the current Articles of Association of the Company shall be replaced with the Amended Articles.

7.1.2.

Board of Directors Resolution. The Company shall deliver to the lender a copy of a resolution of the Board of Directors of the Company (in the form attached hereto as Schedule 7.1.2): (i) approving the execution of this Agreement; (ii) issuing and selling the Preferred Shares to the Lender upon conversion of the Loan.

7.1.3.

Compliance Certificate. The Company shall deliver to the Lender a certificate (in the form attached hereto as Schedule 7.1.3), duly executed by a Founder of the Company and dated as of the Closing date; Such certificate confirming and certifying that the representations and warranties set forth in Section 8 of this Agreement are true and correct as of and through the First Closing, and that the Company has performed and complied with all of its covenants, agreements, and undertakings set forth herein.

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7.1.4.

Opinion of Counsel. The Company shall deliver to the Lender an opinion (in the form attached hereto as Schedule7.1.4), dated as of the Closing date, of Berkman Wechsler Sahar Bloom & Co., counsel to the Company.

7.1.5.

Payment. The First Closing shall not occur with respect to the Lender until the Lender shall have paid to the Company the Loan amount, by way of a wire transfer to the Company’s bank account, in accordance with the wiring instructions as shall be provided by the Company, or by such other form of payment as is mutually agreed by the Company and the Lender.

7.2.

Conditions to First Closing. Each Party’s obligation at the First Closing to consummate the transactions contemplated hereby is subject to the satisfaction and fulfillment, prior to or at the first Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by any of the Parties, which waiver shall be at the sole discretion of such Party):

7.2.1.

Accurate Representations and Warranties. The representations and warranties set forth in Sections 8 and 9 below shall be true and correct in all material respects when made and as of the First Closing (as if made at the first Closing).

	7.2.2.	Compliance with Covenants. Each Party shall have performed and complied in all respects with all of its covenants, agreements, and undertakings as set forth herein.

7.2.3.

Actions Taken; Delivery of Documents. All of the actions to be taken pursuant to Section 7.1 above shall have been completed to the satisfaction of the Lender and the Company. Documents to be delivered by the Company pursuant to Section 7.1 above shall have been delivered.

	7.2.4.	Consents and Approvals. The Company shall have applied for and received all consents and approvals required in order to consummate the transactions contemplated by this Agreement.

7.3.

Deliveries and Transactions at the Second Closing. At the Second Closing, the following transactions shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all such required documents delivered):

7.3.1.

Share Certificates. The Company shall deliver to the Lender a validly executed share certificate representing the Preferred Shares issued in the name of the Lender in consideration of the Principal Amount (which has been converted as set forth in Section 3 above) and the Second Installment.

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7.3.2.

Payment. The Second Closing shall not occur with respect to the Lender until the Lender shall have paid to the Company the Second Installment, by way of a wire transfer to the Company’s bank account, in accordance with the wiring instructions as shall be provided by the Company, or by such other form of payment as is mutually agreed by the Company and the Lender.

7.4.

Conditions to Second Closing. Each Party’s obligation at the Second Closing to consummate the transactions contemplated hereby is subject to the satisfaction and fulfillment, prior to or at the Second Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by any of the Parties, which waiver shall be at the sole discretion of such Party):

7.4.1.

Actions Taken; Delivery of Documents. All of the actions to be taken pursuant to Section 7.3 above shall have been completed to the satisfaction of the Lender and the Company. Documents to be delivered by the Company pursuant to Section 7.3 above shall have been delivered.

		7.4.2.	Consents and Approvals. The Company shall have applied for and received all consents and approvals required in order to consummate the transactions contemplated by this Agreement.)

8.	Representations & warranties of the Company

The Company, being aware that the Lender has agreed to enter into this Agreement in reliance on the representations and warranties set forth in this Section 8, hereby represents and warrants to the lender that, except as set forth on a Schedule of Exceptions (“Schedule of Exceptions”) attached hereto as Schedule 8 which exceptions shall be deemed to be representations and warranties as if made hereunder), the statements contained in this Section 8 are true and correct as of the date of this Agreement and will be true and correct as of the First Closing (as though made then and as though the First Closing Date was substituted for the date of this Agreement throughout this Section 8):

8.1.

Incorporation. The Company is a corporation duly incorporated and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted.

8.2.

Authorization. All corporate and other actions on the part of the Company, its officers, directors and shareholders, necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, including the authorization, issuance, sale and delivery of the Preferred Shares being sold upon conversion of the Loan, have been taken or will be taken prior to the First Closing.

8.3.

Validity. This Agreement and the documents to be delivered to the Lender at the First Closing, when executed and delivered by the Company, will be duly executed and, at the First Closing, shall constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

8.4.

Governmental Consents or Third Party Consents. Except as set forth in Section 8.4 to Schedule 8, the Company is not required to give any notice to, make any filing with, or obtain any authorization, consent, qualification, order or approval of any governmental authority or agency, or any third party, in order to consummate the transactions contemplated by this Agreement. At the First Closing, each of the shareholders of the Company will waive any preemptive or similar rights it may have with respect to the transactions contemplated by this Agreement.

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8.5.

Subsidiaries. The Company does not (i) own any stock or have any equity investment or other interest in, (ii) have the right to acquire any such interest, and (iii) control, directly or indirectly, any corporation, association, partnership, joint venture or other entity, and has not had such an ownership or control relationship with any such entity.

8.6.

Capitalization. Immediately prior to the First Closing, the authorized share capital of the Company will be NIS10,000 consisting of 1,000,000 shares, nominal value NIS 0.01 each, divided into: (a) 996,667 Ordinary Shares of the Company, nominal value NIS 0.01 each (the “Ordinary Shares”), of which 10,000 Ordinary Shares are issued and outstanding; and (b) 3,333 Series A Preferred Shares, nominal value NIS 0.01 each, of which none are issued and outstanding.

The rights, privileges and preferences of the Preferred Shares will be as set forth in the Amended Articles.
8.7.

Valid Issuance. The Company’s issued and outstanding shares are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in compliance with all applicable Israeli laws, including the relevant securities laws of the State of Israel.

8.8.

Options; Warrants; Etc. (A) as of the date hereof, there are no outstanding options, warrants, purchase rights, subscription rights, preemptive rights, rights of first refusal, conversion rights, exchange rights, or other rights or securities, of any nature whatsoever, or other contracts, agreements, undertakings, promises or commitments, that could require the Company to issue, sell, or otherwise cause to become outstanding any of its share capital; and (B) as of the First Closing, there shall not be any rights granted by the Company in its share capital, or, to the Company’s knowledge, claims possessed by any person (other than as specifically set forth in this Agreement including all Schedules thereto) and enforceable against the Company in law or in equity, to compel such an issuance, adjustment or transfer of the Ordinary Shares or Preferred Shares (or any options, warrants, preemptive rights or other rights or securities, of any nature whatsoever, convertible into or exchangeable for shares of the Company), by reason of the execution, closing or performance of this Agreement or by any other reason. There are no outstanding or authorized stock appreciation, phantom stock, or similar rights with respect to the Company.

8.9.

Summary Capitalization. Schedule 8.9 contains a list of all of the holders of the Company’s issued and outstanding share capital. Such holders are the record and, to the Company’s best knowledge, and the beneficial owners of all the issued and outstanding share capital and all rights to acquire share capital free and clear of any liens (except as set forth in the Amended Articles), claims, charges, encumbrances, restrictions, right, options to purchase, proxies, voting trusts and other voting agreements, calls or commitments of every kind.

8.10.

Valid Issuance of Preferred Shares. The Preferred Shares that will be purchased by the lender upon conversion, when issued, delivered and fully paid for in accordance with the terms of this Agreement, will be duly and validly authorized and issued, fully paid, nonassessable, and issued in compliance with all applicable Israeli laws, including Israeli securities laws, free of restrictions on transfer, preemptive or similar rights other than as set forth in this Agreement, the Shareholders Rights Agreement, the Amended Articles and under the applicable laws. The Ordinary Shares issuable upon conversion of the Preferred Shares in accordance with the Amended Articles have been duly authorized and reserved for issuance by all necessary corporate actions and, when issued and paid-for in accordance with the Amended Articles and this Agreement, will be duly and validly issued, fully paid, non-assessable and issued in compliance with all applicable Israeli laws, free of restrictions or transfer, preemptive rights or similar rights other than as set forth herein, the Amended Articles and applicable laws.

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8.11.	Employees. The Company does not employ, nor has it ever employed any personnel.
8.12.	Intellectual Property
8.12.1.

Ownership of Rights. Schedule 8.12.1 identifies each: (a) patent, trade mark, domain name or registration which has been issued to the Company; (b) pending patent or trade mark application or application for registration which the Company has made with respect to any of its intellectual property; (c) each trade name or unregistered trademark used by the Company; and (d) license, agreement or other permission which the Company has granted to, or received from any third party with respect to any of its intellectual property (together with any exceptions). With respect to each item of intellectual property required to be identified as set forth in this Section 8.12.1 (the “Items”): (i) the Company possess all right, title, and interest in and to the Items; (ii) the Company owns such rights with respect to the Items, all free and clear of any lien, pledge, encumbrance, security interest, license, royalty, commission or similar arrangements or other restriction; (iii) to the Company’s best knowledge, the Items are not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (iv) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Company, is threatened, which challenges the legality, validity, enforceability, use, or ownership of the Item; (v) the Company has no actual knowledge of any patents owned by third parties which are necessary for the conduct of its business as now conducted and as currently proposed to be conducted and the license or other right to use of which cannot be obtained on commercially reasonable terms, and (v) the Company has never agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the Item; and the Company has not granted, and there are not outstanding, any options, licenses or agreements of any kind relating to any intellectual property rights of the Company, nor is the Company bound by or a party to any option, license or agreement of any kind with respect to any of its intellectual property rights.

8.12.2.

No Infringement. The Company represents and warrants that it is in its initial stage of research and development and that, it has no actual knowledge that: (i) the conduct of the Company’s business and the intellectual property owned by the Company (including, without limitation, the Items) infringes upon any intellectual property rights of any person or entity or gives rise to any obligations to any person as a result of co-authorship, co-inventorship, or an express or implied contract for any use or transfer; and (ii) any third party has infringed upon any intellectual property rights of the Company.

8.12.3.

Protection of IP Rights and Trade Secrets. The Company takes such action to maintain and protect each item of confidential information and intellectual property that it owns or uses which is reasonable and customary in the industry in which the Company operates. All the confidential information is being (and has been) continuously maintained in confidence by the Company by taking reasonable precautions to protect and prevent its disclosure to unauthorized parties. No product, tool, application or code developed or manufactured by the Company was sold.

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8.13.

Litigation. The Company is not: (i) subject to any outstanding injunction, judgment, order, decree, writ, stipulation, ruling, or charge of any court or any governmental agency or any arbitrator; or (ii) a party or, to the Company’s knowledge, is threatened to be made a party, to any action, suit, proceeding, hearing, complaint, charge or investigation of, in, or before any court or quasi-judicial or administrative agency of any state, municipal, or foreign jurisdiction or before any arbitrator or other method of settling disputes or disagreements. The Company does not know or anticipate that any such action, suit, proceeding, hearing, complaint, charge or investigation will be brought or threatened against the Company, and the Company does not intend to initiate any such action, suit, proceeding, hearing, complaint, charge or investigation. There is no action, suit, proceeding, or investigation pending or, to the Company’s knowledge, currently threatened, involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, and their obligations under any agreement with prior employers.

8.14.

Compliance with the Law and Other Instruments. The Company has conducted its respective business in all material respects in accordance with all applicable laws and there is no material violation or default with respect to any law or judgment of any court or any governmental agency. To the best of the Company’s knowledge, there is no existing law, rule, regulation or order which would prohibit or restrict the Company from, or otherwise materially adversely affect the Company in, conducting its respective businesses in any jurisdiction in which it is now conducting business or in which it currently proposes to conduct business. The Company is not in material violation or default of any provision of its corporate documents or any contract to which it is a party or by which it is bound. The execution and the delivery of this Agreement and the Shareholders Rights Agreement, and the consummation of the transactions contemplated hereby and thereby, will not (i) violate any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound, or to which its assets are subject, or result in the imposition of any security interest upon such assets.

8.15.

Agreements. Except as mentioned in this Agreement (including the Schedules hereto) hereto, and except as set forth in Section 8.15 to Schedule 8 hereto, there are no agreements, contracts or proposed transactions to which the Company is a party or by which it is bound, that may involve (i) obligations (contingent or otherwise) of, or payments to either in excess of $30,000 in the aggregate, (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company, (iii) provisions restricting or affecting the development, manufacture or distribution of the Company’s products or services; or (iv) indemnification by the Company with respect to infringements or proprietary rights (other than indemnification obligations arising from purchase or sale agreements entered into in the ordinary course of business). All the material agreements to which the Company is a party (which are not otherwise mentioned in this Agreement and which exceed the thresholds set forth above) are listed in the Schedule of Exeptions. All such agreements are in full force and effect and the Company has no knowledge of the invalidity of or grounds for rescission on any of these agreements, or of any intention to terminate any such agreement.

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8.16.

Corporate Documents. The current Articles of Association of the Company is in the form attached hereto as Schedule 8.16. The minute books of the Company contain a complete summary of all meetings of directors and shareholders of the Company, as the case may be, and all actions by written consent without a meeting by the directors and/or shareholders since the time of incorporation of the Company, and accurately reflect in all material respects all actions by the respective board of directors (and any committee thereof) and/or shareholders of the Company, as the case may be, with respect to all transactions referred to in such minutes.

8.17.

Disclosure. The representations and warranties of the Company in this Agreement are each accurate, correct and complete and do not contain any untrue statement of any material fact necessary in order to make the statements and information contained herein or therein not misleading.

9.	Representations & Warranties of the Lender

The Lender, being aware that the Company has agreed to enter into this Agreement in reliance on the representations and warranties set forth in this Section 9, hereby represents and warrants to the Company as follows:

	9.1.	Organization. It is duly organized, and validly existing under the laws of the state of its incorporation.
9.2.

Authorization. The execution and delivery of this Agreement and the performance of the obligations of the Lender hereunder, have been duly authorized by all necessary corporate actions and no other action, consent, approval or authorization is necessary for the due authorization of such execution, delivery and performance of this Agreement and the obligations hereunder.

9.3.

Enforceability. It has full power and authority to enter into this Agreement, and this Agreement, when executed and delivered by the Lender, will constitute the valid and legally binding obligations of the Lender, enforceable against the Lender in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

9.4.

Purchase Entirely for Own Account. This Agreement is made with the Lender in reliance upon such Lender’s representation to the Company, which by the Lender’s execution of this Agreement the Lender hereby confirms, that the Preferred Shares to be purchased hereunder by the Lender will be acquired for investment for the Lender’s own account, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing, same.

9.5.

Due Diligence. It has reviewed and inspected all the information and materials provided to it in connection with this Agreement and same is deemed by it necessary or appropriate for deciding whether to purchase the Preferred Shares. The Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Loan and the Preferred Shares and the business, properties, prospects and financial condition of the Company, and has reached the decision to pay the Loan amount and, subject to the conditions of this Agreement to convert the Loan and purchase shares in the Company as a result of careful consideration.

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9.6.

Investment Experience. It is an experienced and knowledgeable investor in securities of companies in the development stage similar to that of the Company and acknowledges that it is able to fend for itself, can bear the economic risk of the Loan and its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Loan and the investment hereunder in the Preferred Shares. It acknowledges that this Agreement and the issuance of Preferred Shares hereunder (i) do not constitute a promise or guaranty by the Company or its shareholders or directors as to the financial or commercial success of the Company or the future value of its shares; and (ii) involves a risk factor that may even result in the loss of the total Loan amount or the amount invested in the Company.

10.	Affirmative Covenants of the Company
10.1.

Use of Proceeds. The Company shall use the proceeds of the Loan and the Second Installment to continue the development of the Company’s technology, sales and marketing programs and provide general working capital according to the Company’s budget and business plan, all in accordance with and subject to the resolutions of the Board of Directors of the Company.

10.2.

Confidentiality of Information. Each Party undertakes to keep in strict confidence, and not to use for any purpose whatsoever except for internal purposes, any and all information relating, in any way, to the other Party (the “Disclosing Party”) which has been provided to such receiving Party (the “Recipient”) by the Disclosing Party or was otherwise obtained bythe Recipient, except for information which: (i) is or shall be in the public domain not due to any act of the Recipient in breach of law or agreement; (ii) was initially possessed by the Recipient without being subject to any obligation of confidentiality; (iii) was rightfully received by the Recipient from a third party without being subject to any obligation of confidentiality; or (iv) is required to be disclosed by the Recipient under any applicable law or by any Securities and Exchange Commission/Agency, (provided, however, that the Recipient  shall, to the extent permitted by law, give the Disclosing Party written notice in advance of such required disclosure and shall use all reasonable efforts to obtain confidential treatment of materials required to be disclosed).

Each of the Parties and any other person acting on their behalf shall keep this Agreement, including all schedules thereto, in strict confidence (subject to any applicable law), and shall not issue any public statement or press release concerning the transaction contemplated hereby without the prior written approval of the substance and form of any such statement or release.

10.3.

Competitive Investments In the event that the Lender invests in any corporate entity that, under the Lender’s good faith and reasonable discretion, competes with the Company and/or its business, the Lender shall provide written notice to the Company, as soon as practicable after completing such investment, that it has made an investment in a competitive entity, and shall maintain a strict policy of “Chinese Walls” with respect to all that concern the Company and any such competing corporate entity.

10.4.

Information Rights. Until a Qualified IPO (as such term is defined in the Amended Articles) the Lender shall be entitled to receive from the Company: (i) within 60 days after the end of each fiscal year, annual financial statements (including a balance sheet, statement of income and statement of cash flow), prepared in accordance with GAAP, audited by an accounting firm associated with one of the “big four” accounting firms; (ii) within 45 days from the end of each quarter (other than the last quarter of each fiscal year), unaudited, but reviewed, quarterly financial statements prepared in accordance with GAAP (including a balance sheet, statement of income and statement of cash flow); (iii) a monthly management report containing such information as shall be determined by the Company and the Lender; (iv) an annual operating plan and budget, at least 30 days prior to the first day of the year pertaining to such plan; (v) such other information as may be required by the Lender in accordance to any applicable security law; and (vi) such other information as may be reasonably requested by the Lender.

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10.5.

Internal Reporting. The Company’s management shall submit to the Company’s Board, for its approval, on an annual basis, an annual operating plan and budget, at least 30 days prior to the first day of the year pertaining to such plan. In addition, the Company’s management shall submit to the Board reports in such format, and concerning such information, as shall be required by the Board.

10.6.

Access and Visitation Rights. The Lender shall have, at reasonable times and upon reasonable notice, full access to all books and records of the Company, shall be entitled to review and copy them at its discretion, and shall be entitled to inspect the properties of the Company and consult with the management of the Company, all subject to the execution of a confidentiality agreement in the form satisfactory to the Company’s Board.

10.7.

Insurance. The Company undertakes that as soon as practicable after the execution of this Agreement, the Company will obtain a Directors and Officers liability insurance policy covering all directors of the Company, which insurance policy shall provide adequate insurance coverage for each of such persons, all as shall be approved by the Company’s Board (and if so lawfully required, by the Shareholders of the Company).

11.	Additional Preferred A Shares for the Lender.

Company hereby undertakes that at any one or several events (“Issuance Event”) at which Company issues additional shares (whether Ordinary Shares or Preferred Shares of any series), Company shall issue to the Lender, in consideration for their nominal value, additional Preferred A Shares (the “Lender’s Additional Shares”), in such number which shall not exceed, in the aggregate for all such Issuance Events, 849 Preferred A Shares (subject to adjustments due to any stock split or combination, distribution of share dividend, recapitalization, mergers, reorganizations, distribution of bonus shares etc.); such Lender’s Additional Shares shall be issued to the Lender by the Company in installments, at each Issuance Event, in such number for each installment, which shall not bring the Lender to an aggregate holding exceeding 19.9% of the issued and outstanding share capital of the Company, at any given time.

The Parties hereby acknowledge that the Principle Amount and the Second Installment, along with the nominal value of the Lender’s Additional Shares (to be paid upon issuance of such shares as set forth above), include a full and final consideration for the issuance of the Lender’s Additional Shares, and that the Lender’s Additional Shares, upon issuance, shall be fully paid.

12.	Miscellaneous

12.1.

Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

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12.2.

This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be exclusively resolved in the competent court of the Tel-Aviv-Jaffa district, and each of the Parties hereby submits irrevocably to the jurisdiction of such court.

12.3.

Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties hereto.  None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by either Party without the prior consent in writing of the other Party.

12.4.

This Agreement constitutes the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof.  The preamble hereto constitutes an integral part hereof.  Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Party to this Agreement against whom such waiver is sought.

12.5.

All notices and other communications required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be sent by facsimile or mailed by registered or certified airmail, postage prepaid, or otherwise delivered by hand or by messenger, if to the Company then to the Company’s registered address, and if to the Lender then to the address set forth in the preamble hereto, or such other address with respect to a Party as such Party shall notify each other Party in writing as above provided.  Any notice sent in accordance with this Section 6 shall be effective: (i) if mailed, seven (7) business days after mailing; (ii) if sent by messenger, upon delivery; and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

12.6.

No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

12.7.

If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

12.8.

No agent, finder or broker acting on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby.

12.9.	The representations and warranties set forth in this Agreement shall survive the First Closing for a period of two years thereafter.
12.10.	The Investor Lender shall not bring any claim, or series of claims for compensation, unless the damages claimed in accordance therewith are at least US$100,000.

11

12.11.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which when taken together shall constitute one and same instrument.

12.12.

Waiver of Conflicts. Each Party to this Agreement acknowledges that Berkman Wechsler Sahar, Bloom & Co. (“BWSB”), counsel for the Company and for the Lender, in matters which are related and which are unrelated to the transactions described in this Agreement. Accordingly, each Party to this Agreement hereby (i) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (ii) gives its informed consent to BWSB’s representation of the Lender in such matters and to BWSB’s representation of the Company in connection with this Agreement and the transactions contemplated hereby.

12

          IN WITNESS WHEREOF the Parties have signed this Agreement in one or more counterparts as of the date first hereinabove set forth.

C–Signature Ltd.	Aladdin Knowledge Systems Ltd.

By:	By:

Name:	Name:
Title:	Title:

[Signature Page of
Convertible Loan Agreement –
April 29, 2004]

13

Schedule 2

The Milestone

UNDER NORMAL REAL LIFE CONDITIONS [*****]:

FALSE POSITIVE    [*****] %

FALSE NEGATIVE  [*****] %

14

C-Signature
Capitalization Table

	Pre Investment			Post Investment

Shareholder	Ordinary Shares	Total	Holdings %	Ordinary Shares	Preferred A Shares	Total	Holdings %

Yossi Gross	2,300	2,300	23.00%	2,300		2,300	18.42%
Danny Lange	2,800	2,800	28.00%	2,800		2,800	22.43%
Baruch Levanon	4,600	4,600	46.00%	4,600		4,600	36.85%
Avi Goldsobel, Adv.	150	150	1.50%	150		150	1.20%
Piter Kirshen, Adv.	150	150	1.50%	150		150	1.20%
Aladdin Knowledge Systems Ltd.			0.00%		2,484	2,484	19.90%

Total	10,000	10,000	100.00%	10,000	2,484	12,484	100.00%

General Notes:
Pre Money Valuation	$4,226,382
Post Money Valuation	$5,276,382
Investment Amount	$1,050,000
Price Per Share	$422.71

Amended and Restated Articles of Association

Of

C-Signature Ltd.

Private Company # 51-3532291

GENERAL

1.       DEFINITION AND INTERPRETATION

          1.1.                                        The following terms in these Articles of Association shall have the respective meanings ascribed to them below:

AKS	Aladdin Knowledge Systems Ltd.

Articles	The Articles of Association of the Company, as set forth herein or as amended expressly or pursuant to the Law.

As Converted Basis	The number of Ordinary Shares into which the Preferred Shares are convertible at the time of the relevant calculation.

Board	The board of directors of the Company.

Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.

Companies Law	The Companies Law, 1999, as may be amended from time to time.

Companies Regulations	Regulations promulgated under the Companies Law.

Company	C-Signature. Ltd.

Director	A Director of the Company in accordance with the definition under the Companies Law.

Director Register	Register of Directors that is to be kept pursuant to the Companies Law’s provisions.

Dollar or “$”	United States Dollars.

Equity Securities

Any Ordinary Shares, Preferred Shares, any securities evidencing an ownership interest in the Company, or any securities (including, inter alia, options, warrants, convertible debentures, bonds or capital notes) convertible, exchangeable or exercisable into any of the aforesaid securities, any certificates conferring a right in any such securities, and any agreement or commitment to issue any of the foregoing.

Founder	Each of (i) Dr. Danny Lange, Israeli I.D. number 022418867, (ii) Yossi Gross, Israeli I.D. number 42080119, and (iii) Baruch Levanon, Israeli I.D. number 000091496.

Fully Diluted Basis

The Company’s issued and outstanding share capital at the time of applicable calculation, plus all shares issuable upon conversion of then existing options, warrants, convertible securities or any other rights to acquire shares or securities exchangeable for or convertible into shares of the Company, including, inter alia, all Company’s shares issuable pursuant to then existing employee share option plan(s) and arrangements and shares issuable pursuant to previously (to the time of applicable calculation) triggered anti dilution rights of then existing shareholders.

General Meeting	An annual or special meeting of the Shareholders of the Company in accordance with the Companies Law.

Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.

NIS	New Israeli Shekels.

Ordinary Majority	More than fifty percent (50%) of the voting power underlying the shares held by all of the Shareholders who are entitled to vote and who voted in a General Meeting in person or by means of a proxy.

Ordinary Shares	The Company’s Ordinary Shares, nominal value NIS 1.00 each.

Original Issue Date	With respect to a series of Preferred Shares - the date on which a share of such series of Preferred Shares was first issued.

Original Issue Price	With respect to the Series A Preferred Shares, the price actually paid to the Company for the issuance of such share, subject to proportional adjustment for any Recapitalization Event.

Permitted Transferee	All of the following:

(A) With respect to any Shareholder - (i) such Shareholder’s spouse, sibling, lineal descendant or antecedent; (ii) such Shareholder’s beneficiary (in the event the Shareholder holds the shares as a trustee) or trustee (including the trustee of a voting trust and including a trustee of such Shareholder that receives shares directly from another trustee of such a Shareholder);(iii) such Shareholder’s transferee by operation of law;

(B) With respect to any Shareholder which is a limited partnership or a corporation: (i) any corporate entity which controls, is controlled by, or is under common control with, such Shareholder; (ii) the surviving entity in the merger of such Shareholder with another company or the acquiring entity of all or substantially all of the assets of such Shareholder; (iii) the limited and general partners of such Shareholder and the limited and general partners of, and any person or entity controlling (either directly or through an entity controlled by such person or entity), such limited or general partners, or (iv) any entity over which such Shareholder or its affiliates exercises investment discretion or act as a principal investment advisor, (v) any affiliate of any of the above managed by the same management company or managing general partner or by an entity which controls, is controlled by, or is under common control with such management company or managing general partner, or any shareholder, partner or member of such affiliate.

Preferred A Shareholders	Holders of the Series A Preferred Shares.

Preferred A Share Purchase Agreement	The Convertible Loan Agreement by and among the Company, the Founders and the Purchasers listed therein dated as of April 29, 2004.

Preferred Shareholders	Holders of the Preferred Shares.

Preferred Shares	Series A Preferred Shares of the Company of nominal value NIS 0.01 each (also, “Series A Preferred Shares”).

Person	An individual, corporation, partnership, joint venture, trust, and any other body corporate or unincorporated organization.

Qualified Public Offering	A firmly underwritten public offering of Ordinary Shares of the Company (“Public Offering”).

Realization Event	As defined in Article 96 below.

Recapitalization Event

Any split or reverse split of the applicable shares, distribution of share dividend, with respect thereto, or any other recapitalization, reclassification or similar event resulting in a change of such shares into a different number of shares of the same class or any other class or classes of shares.

Shareholder	Any Person registered in the Shareholder Register of the Company as a holder of Ordinary Share(s) or Preferred Share(s).

Shareholder Register	Register of Shareholders that is to be kept pursuant to the Companies Law’s provisions.

          1.2.     The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted under the Companies Law. Unless the subject or the context otherwise requires, each word and expression used but not specifically defined herein and defined in the Companies Law as in effect on the date when these Articles first became effective, shall have the same meaning ascribed to them therein, and to the extent that no meaning is attached to it in the Companies Law, the meaning ascribed to it in the Companies Regulations, and if no meaning is ascribed thereto in the Companies Regulations, the meaning ascribed to it in the Securities Law, 1968 or the regulations promulgated thereunder.

          1.3.     Words and expressions importing the singular shall include the plural and vice versa, words and expressions importing the masculine gender shall include the feminine gender and words and expressions importing persons shall include corporate entities.

          1.4.     The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

          1.5.     All shares held (beneficially or of record), at the time of applicable calculation, by Shareholders who are Permitted Transferees of each other, shall be aggregated together for the purpose of determining the availability to such holders of any rights under these Articles, and such rights – to the extent they are determined to be available at such time - may be exercised (up to the maximum extent so determined to be available in the aggregate to all such Shareholders) by any, some or all of such Shareholders who are Permitted Transferees of each other.

2.       PRIVATE COMPANY

          The Company is a private company, as defined in the Companies Law.

          Furthermore:

          2.1.     The number of Shareholders for the time being of the Company (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were, while in such employment, and have continued after termination of such employment to be, Shareholders of the Company), shall not exceed fifty (50), but where two or more persons jointly own one or more shares in the Company, they shall, for the purposes of this Article, be treated as a single Shareholder;

          2.2.     Any invitation to the public to subscribe for any shares or debentures of the Company is hereby prohibited; and

          2.3.     The right to transfer shares in the Company shall be restricted as hereinafter provided.

3.       THE PURPOSE OF THE COMPANY

          The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, that the Company may donate reasonable amounts to worthy causes, as the Board may determine in its discretion, even if such donations are not within the framework of business considerations.

4.       THE OBJECTIVES OF THE COMPANY

          The Company shall engage in any lawful business.

5.       LIMITED LIABILITY

          The liability of the Shareholders of the Company is limited, each one up to the full amount he undertook to pay for the shares of the Company allotted to him.

SHARE CAPITAL

6.       SHARE CAPITAL

          6.1.     The authorized and registered share capital of the Company is NIS 10,000, divided into 996,667 Ordinary Shares and 3,333 Series A Preferred Shares.

          6.2.     The Ordinary Shares shall have all the rights attached to the Ordinary Shares in these Articles, including, without limitation, the right to receive notices of, and to attend, all General Meetings, to one vote per each share held at all General Meetings for all purposes, to participate and share equally, on a per share basis, in distribution of dividends, and to participate and share equally, on a per share basis, in distribution of surplus assets and funds in the Company (subject to the provisions of Articles 96), and no other rights except as may be expressly provided for herein or under the Companies Law.

          6.3.     All the Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to (i) the amounts of capital paid or credited as paid on their nominal value, (ii) participation in the distribution of dividends, bonus shares and any other distribution as may be declared by the Board out of funds and assets legally available therefor, return of the capital and distribution of the Company’s surplus assets upon the voluntary or involuntary dissolution, liquidation or winding up thereof.

          6.4.     The Preferred Shares shall confer upon the holders thereof all rights accruing to holders of Ordinary Shares in the Company, and, in addition, the rights, preferences and privileges granted to the Preferred Shares in these Articles.

7.       CONVERSION OF PREFERRED SHARES.

          7.1.     Right to Convert. Each Preferred Share shall be convertible, at the option of the respective holder(s) thereof, at any time or from time to time, into such number of fully paid and nonassessable Ordinary Shares as determined by dividing the applicable Original Issue Price for such share by the Conversion Price (as defined below) at the time in effect for such share.

          7.2.     Mandatory Conversion. All outstanding Preferred Shares shall be automatically converted into fully paid and nonassessable Ordinary Shares, at the respective Conversion Price at the time in effect for such Preferred Shares upon: (i) the election of the holders of a majority of the then issued and outstanding Preferred Shares on the date specified in a written notice by such holders to the Company (the Company shall give notice of any conversion pursuant to this Article 7.2 upon receipt of a notice from the requisite holders of Preferred Shares), or (ii) the consummation of a Qualified Public Offering (the Company shall give notice of any conversion pursuant to this Article 7.2 to each holder of Preferred Shares a reasonable time (but in any event not later than twenty (20) days) prior to the consummation of a Qualified Public Offering, as shall be determined by the Board).

          7.3.     Reserved.

          7.4.     Reserved.

          7.5.     Conversion Price. The conversion price per share for each Preferred Share shall initially be the Original Issue Price thereof, subject to adjustment pursuant only to the provisions of Article 7.7(a), (b) and (c). The conversion price of the Preferred Shares, as in effect from time to time, is referred to as the “Conversion Price.

          7.6.     Mechanics of Conversion. Each holder that desires to convert Preferred Shares into Ordinary Shares pursuant to Article 7.1 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company, and shall give notice to the Company at such office that such holder elects to convert the same and shall state therein the number of Preferred Shares being converted. Thereupon the Company shall promptly issue and deliver at such office to such holder certificates for the number of Ordinary Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the Preferred Shares to be converted, and at that time the rights of such Preferred Shares shall cease, and the Person entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Ordinary Shares on such time. In the event of any conversion of Preferred Shares pursuant to Article 7.2, then the holders of Preferred Shares shall be deemed to have surrendered their certificates as aforesaid, and the certificates representing such Preferred Shares shall thereupon represent solely the right to receive the Ordinary Shares into which the Preferred Shares represented by such certificates shall have been converted upon the tender (or deemed tender) of such certificates to the Company, and the record holder of such Preferred Shares shall be treated for all purposes as the record holder of such Ordinary Shares effective upon the date of such conversion. Upon the occurrence of such conversion of the Preferred Shares, the holders thereof shall surrender the certificates representing such shares at the office of the Company. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, certificates for the number of shares of Ordinary Shares into which the Preferred Shares surrendered were convertible on the date of such conversion.

          7.7.     Adjustments. The Conversion Price and the number of Ordinary Shares issuable upon conversion of the Preferred Shares shall be subject to adjustment as follows:

                     (a)     Adjustment for Stock Splits and Combinations. If the Company effects a subdivision of the outstanding Ordinary Shares, then, the Conversion Price then in effect immediately before the subdivision shall be proportionately decreased, such that the number of Ordinary Shares issuable upon conversion of the Preferred Shares shall be proportionately increased. Conversely, if the Company combines the outstanding Ordinary Shares into a smaller number of shares, then the Conversion Price then in effect immediately before the combination shall be proportionately increased such that the number of Ordinary Shares issuable upon conversion of the Preferred Shares shall be proportionately decreased. Any adjustment under this subsection (a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

                     (b)     Adjustments for Reclassification, Exchange and Substitution. In the event the Ordinary Shares issuable upon the conversion of the Preferred Shares are changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Article 7), then in any such event each holder of Preferred Shares shall have the right thereafter to receive, upon the conversion of such Preferred Shares, the kind and amount of shares and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Ordinary Shares into which such Preferred Shares would have been converted, all subject to further adjustment as provided herein.

                     (c)     Reorganizations, Mergers, Consolidations or Sales of Assets. If there is a capital reorganization of the Ordinary Shares (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Article 7) or a merger or consolidation of the Company with or into another company, or the sale of the Company’s properties and assets to any other person, then, subject to compliance with, and without derogating in any manner from the provisions of, Article 96 hereof (if applicable to such transaction), as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Preferred Shares shall thereafter be entitled to receive, upon the conversion of such Preferred Shares, the number of shares of stock or other securities or property to which a holder of the number of shares of Ordinary Shares issuable upon such conversion would have been entitled upon such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 7 with respect to the rights of the holders of such Preferred Shares after the reorganization, merger, consolidation or sale to the end that the provisions of this Article 7 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Shares) shall be applicable after that event and be as nearly equivalent as may be practicable.

                     (d)     Share Dividend. If the Company at any time pays a dividend, with respect to its Ordinary Shares only, payable in additional Ordinary Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Ordinary Shares, without any comparable payment or distribution to the holders of any class of Preferred Shares (hereinafter referred to as “Ordinary Shares Equivalents”), then the applicable Conversion Price shall be adjusted as at the date the Company fixes as a record date for the purpose of receiving such dividend (or if no such record date is fixed, as at the date of such payment) to that price determined by dividing the applicable Conversion Price in effect immediately prior to such record date (or if no record date is fixed then immediately prior to such payment) by the sum of (i) one (1) plus (ii) the number of Ordinary Shares Equivalents payable upon such event with respect to one Ordinary Share then outstanding.

                     (e)     Securities Dividend. In the event the Company declares a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in (e) above, then, in each such case, the holders of Preferred Shares shall be entitled to receive a proportionate share of such distribution in respect of their Preferred Shares on an As Converted Basis as of the record date for such distribution.

                     (f)     Certificate of Adjustment. In each case of an adjustment or readjustment of any Conversion Price or the number of Ordinary Shares or other securities issuable upon conversion of the Preferred Shares, the Company, at its expense and upon the request of any holder of Preferred Shares, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, executed by the Company’s Chief Financial Officer, and shall send such certificate to each registered holder of the Preferred Shares. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

                     (g)     Notices of Record Date. In the event of (A) any taking by the Company of record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (B) any capital reorganization of the Company, any reclassification or recapitalization of the share capital of the Company, any merger or consolidation of the Company with or into any other company, or any transfer of all or substantially all of the assets of the Company to any other person or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Shares, at least fourteen (14) days prior to the record date specified therein (or such shorter period as may be agreed to by the majority in interest of the holders of Series A Preferred Shares), a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed, as of when the holders of record of Ordinary Shares and Preferred Shares (or other securities) shall be entitled to exchange their securities for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

                     (h)     Reservation of Shares Issuable. The Company shall at all times reserve and keep available out of its authorized but unissued Preferred Shares and Ordinary Shares, solely for the purpose of effecting the exercise of warrants and options issued to holders of Preferred Shares and for conversion of the Preferred Shares, such number of Preferred Shares and Ordinary Shares as shall from time to time be sufficient to effect the exercise of all warrants and options issued to holders of Preferred Shares and for the conversion of all outstanding Preferred Shares; and if at any time the number of authorized but unissued Preferred Shares and Ordinary Shares, as applicable, shall not be sufficient to effect the exercise of all warrants and options issued to holders of Preferred Shares and for conversion of all then outstanding Preferred Shares, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Preferred Shares and/or Ordinary Shares, as applicable, to such number of shares as shall be sufficient for such purpose.

                     (i)     Payment of Taxes. The Company shall pay all stamp taxes and other taxes (other than taxes based upon gross receipts, capital gain or income) and other governmental charges that may be imposed with respect to the issue or delivery of Ordinary Shares upon conversion of Preferred Shares, except any tax or other charge imposed in connection with any transfer of securities involved – upon conversion of Preferred Shares - in the issue and delivery of Ordinary Shares in a name other than that in which the Preferred Shares so converted were originally registered.

                     (j)     Rounding of Calculations; Minimum Adjustment. Any provision of this Article 7 to the contrary notwithstanding, no adjustment in the Conversion Price shall be made if the amount of such adjustment would be less than $0.01, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any such subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

                     (k)     Adjustments Cumulative. Each of the adjustments pursuant to this Article 7 shall be applied individually and cumulatively upon the occurrence of any of the events specified therein, and shall apply from and after the date of these Articles of Association to all authorized Preferred Shares.

                     (l)     Impairment. Subject to the Company’s power and authority to amend the Articles, restructure its capital, merge or enter into sale of assets transactions, dissolve itself or issue securities, the Company will not, by amendment of these Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder in this Article 7 by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Article 7 and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Shares against impairment.

                     (m)     Fractional Shares. No fractional share shall be issued upon the conversion of any Preferred Shares. All Ordinary Shares (including fractions thereof) issuable upon conversion of more than one Preferred Share by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a Ordinary Shares, the Company shall, subject to the Law, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market valued of such fraction on the date of conversion (as determined in good faith by the Board).

8.       INCREASE OF SHARE CAPITAL

          8.1.     The Company may, from time to time, by a resolution of the General Meeting adopted by an Ordinary Majority, whether or not all the shares then authorized and registered have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution of the General Meeting shall provide.

          8.2.     Except to the extent otherwise provided in such resolution of the General Meeting, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

9.       SPECIAL RIGHTS; MODIFICATIONS OF RIGHTS

          9.1.     Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by a resolution of the General Meeting adopted by an Ordinary Majority, authorize and/or issue shares with such having the same rights as existing shares or having preferred or deferred rights or rights of redemption or restricted rights or any other special rights and/or such restrictions, whether with respect to liquidation, dividends, voting, conversion, repayment of share capital or otherwise, as may be stipulated in such resolution.

          9.2.     If at any time the share capital is divided into different classes of shares, the rights attached to any class may be modified or abrogated by the Company, unless otherwise provided by these Articles, by a resolution of the General Meeting adopted by an Ordinary Majority, provided that any modification that would directly adversely alter the rights attached to such class shall require the consent in writing of the holders of more than fifty percent (50%) of the issued shares of such class (including shares held by Shareholders holding, in addition, shares of other classes in the Company) or the sanction of a resolution of a separate General Meeting of the holders of the shares of such class (in accordance with Article 30 hereof) adopted by an Ordinary Majority. Any resolution required to be adopted pursuant to these Articles by a separate General Meeting of a certain class of shares, shall be voted upon and adopted by the holders of such class entitled to vote thereon and no holder of a certain class shall be banned from participating and voting in a separate General Meeting of such class by virtue of being a holder of more than one class of shares of the Company, irrespective of any conflicting interests that may exist between such different classes of shares. For illustration purposes, in the event that a certain Shareholder is the holder of Series A Preferred Shares and Series B Preferred Shares (when such exist) whilst another shareholder is the holder of Series A Preferred Shares only, the Shareholder holding two classes of shares shall not be banned from voting on a resolution which adversely affects the rights of the Series A Preferred Shares Series, irrespective of the affect such change shall have on the Series B Preferred Shares. Anything contained herein to the contrary notwithstanding, subject to any applicable law, a Shareholder shall not be required to refrain from participating in the discussion or voting on any resolution concerning the modification or abrogation of the rights attached to any class of shares held by such Shareholder, due to the fact that such Shareholder may benefit in one way or another from the outcome of such resolution. e.g. a Shareholder shall be entitled to vote on the modification of rights attached to shares held by such Shareholder in a way that may benefit such holder either directly or indirectly (such as in the case of an increased financial value gained by virtue of such change).

          9.3.     Unless otherwise provided by these Articles it is hereby clarified that:

                     (a)     The increase of the authorized and registered number of shares of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects, except for the price per share paid for such shares, shall not be deemed, for purposes of this Article 9, to adversely alter the rights attached to the previously issued shares of such class or of any other class.

                     (b)     The authorization or the issuance of additional shares or other Equity Securities of the Company having certain rights, preferences or privileges over or relative to all other Equity Securities of the Company (e.g. the Series A Preferred Shares and the Ordinary Shares), shall not be deemed, for purposes of this Article 9, to be modifying or abrogating the rights, powers and privileges attached to the previously issued shares of any existing class, provided the rights, preferences or privileges attached to such additional shares or other Equity Securities apply in the same manner vis-a-vis all other existing series or classes of shares, without a different application to different classes, even though the result of such equal application may be different with respect to different shareholders due to the number of shares held by them and/or even though such an issuance will change the economic value of the existing shares (but not the legal rights of such shares, as illustrated by the example set forth in sub-Article (c) below), and shall not be subject to the approval of a separate class vote of the holders of the shares of any particular class; and

                     (c)     The authorization of a new series of shares or class of shares, or the issuance of such shares, shall not be deemed, for any purpose hereunder, to modify or abrogate the rights attached to an existing class of shares if the rights attached to the new class of shares apply in the same manner vis-a-vis all other existing series or classes of shares, without a different application to different classes, even though the result of such equal application may be different with respect to different shareholders due to the number of shares held by them and/or even though such an issuance will change the economic value of the existing shares (but not the legal rights of such shares – for example, if (i) the holders of the Ordinary Shares are entitled to appoint one Director; (ii) the Board of Directors consists of 2 members; and (iii) the Company issues a new class of shares (Preferred B Shares) which are entitled to appoint a Director, and to enable such an appointment, the Articles are amended to provide that the Board of Directors may consist of 3 members, then, in such an event, such an act will not be deemed to change, modify or abrogate the rights and powers attached to the Ordinary Shares (as the holders thereof will continue to hold the power to appoint one Director), even if one may argue that the economic value of the Ordinary Shares was decreased by such an act (the holders can then appoint one out of three members to the Board of Directors).

9A.    RESTRUCTURE OF SHARE CAPITAL

          (a)     If at any time, a restructure of the Company’s issued or unissued share capital is effectuated (a “Recapitalization”), and as a result of such Recapitalization the rights attached to one or more classes of shares is modified or abrogated, then, such Recapitalization shall require the consent of the holders of the majority of the issued and outstanding shares of such affected class (or classes as the case may be), which shall be obtained at a separate Special Meeting of such class (in addition to such other approvals requires under these Articles or applicable law). The provisions concerning separate General Meetings set forth in Article 9 shall apply to any separate General Meeting convened in connection with such Recapitalization.

          (b)     In the event that such Recapitalization can be consummated in more than one manner (such as by means of arrangement proceedings approved by a court of law, or alternatively by means of amendment of the Company’s corporate documents), the sole and absolute discretion in determining the manner by which such Recapitalization shall be consummated shall vest in the Company’s Board of Directors.

10.    CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

          10.1.   The Company may, from time to time, by a resolution of the General Meeting adopted by an Ordinary Majority (subject, however to the Companies Law):

                     (a)     Consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

                     (b)     Subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

                     (c)     Cancel any shares which, at the date of the adoption of such resolution of the General Meeting, have not been allotted, so long as the Company is not under an obligation to allot these shares, and diminish the amount of its share capital by the amount of the shares so cancelled; or

                     (d)     Reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by Law.

          10.2.   With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, including upon conversion of any Preferred Shares, the Board may settle any difficulty which may arise with regard thereto, as it deems appropriate, including, inter alia, resort to one or more of the following actions:

                     (a)     Determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

                     (b)     Allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

                     (c)     Redeem, in the case of redeemable shares, and subject to applicable Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

                     (d)     Cause the transfer of fractional shares by certain Shareholders to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article 11.2, without regard to any restriction or limitation that may apply to the transfer of such shares, as may be provided herein.

SHARES

11.     ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES; BEARER CERTIFICATES

          11.1.   The Company shall maintain a Shareholder Register, to be administered by the corporate secretary of the Company, subject to the oversight of the Board.

          11.2.   Share certificates shall bear the signatures of one Director and the corporate secretary, or of two Directors, or of any other person or persons authorized thereto by the Board, provided, however, that in the event the Board consists of one Director, the share certificate shall bear the signature of such Director or of any other person or persons authorized thereto by the Board. Every certificate shall bear the Company’s name in printed, stamped or sealed form (if the latter exists in accordance with Article 100.2).

          11.3.   Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board so approves, to several certificates, each for one or more of such shares. Each certificate may specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

          11.4.   A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholder Register in respect of such co-ownership.

          11.5.   If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board may deem appropriate.

          11.6.   The Company shall not issue bearer share certificates that grant the bearer rights in the shares specified therein.

12.     REGISTERED HOLDER

          Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, shall be entitled to treat the holder of any share in trust as a Shareholder and to issue to him a share certificate, provided that the trustee notify the Company of the identity of the beneficiary, and, accordingly, the Company shall not, except as ordered by a court of competent jurisdiction, or as required by Law, be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

13.     ISSUANCE OF SHARES AND OTHER SECURITIES

          13.1.   The Board may issue shares and other Equity Securities of the Company, up to the limit of the Company’s authorized and registered share capital. If the Company’s share capital includes a number of classes of shares and Equity Securities, shares and Equity Securities exceeding the limit of the authorized and registered share capital of such class shall not be issued. In such regard, Equity Securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue.

          13.2.   The issuance of shares and other Equity Securities, in accordance with Article 13.1, from time to time, shall be under the control of the Board, who shall have the power to allot shares and other Equity Securities or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 16 hereof), and either at par value or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board may deem appropriate, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board may deem appropriate.

          13.3.   The Board may determine to issue a series of bonds or other debt Equity Securities, as part of its authority to take a loan on behalf of the Company, and within the limits of such authority. The foregoing does not negate the authority of the General Manager or someone authorized by him to take a loan on behalf of the Company, to issue debentures, promissory notes and bills of exchange, within the limits prescribed by the Board.

          13.4.   Subject to applicable Law, the Company is entitled to pay a commission, including underwriting fees, to any person, as determined by the Board. Payments, as stated in this Article 13.4, may be paid in cash or in Equity Securities of the Company, or in a combination thereof.

          13.5.   The Company shall not issue a share, all or part of the consideration of which is not to be paid in cash, unless the consideration for the share was specified in a written document.

14.     PREEMPTIVE RIGHTS ON COMPANY SHARE ISSUANCE.

          14.1.   Until the closing of a Qualified Public Offering each holder of 5% or more of the Company’s issued and outstanding share capital on an As-Converted Basis (each, an “Eligible Shareholder”), shall have the right to purchase its pro rata share of New Securities (as defined in Article 14.2) that the Company may, from time to time, propose to sell and issue. Such pro rata share, for purposes of this preemptive right, is the ratio of (X) the total number of Ordinary Shares which - immediately prior to the issuances of New Securities – are held beneficially or of record by such Shareholder or issuable upon the conversion of the Series A Preferred Shares then held beneficially or of record by such Shareholder, to (Y) the total number of Ordinary Shares which - immediately prior to the issuances of New Securities – are issued and outstanding on a Fully Diluted As-Converted Basis.

          14.2.   “New Securities” shall mean any Equity Securities issued or issuable by the Company, excluding such that are issued or issuable:

                         (a)   to officers, directors and employees of, or consultants or service providers to, the Company or its subsidiaries pursuant to employee share option plans or arrangements approved by the Board;

                         (b)   upon conversion of the Preferred Shares;

                         (c)   to the public pursuant to a Public Offering;

                         (d)   In connection with any Recapitalization Event;

                         (e)   Pursuant to the exercise or conversion of any outstanding options, warrants or other rights convertible, exchange or exercisable into Ordinary Shares;

                         (f)   Pursuant to the conversion of the Loan, as defined in the Preferred A Share Purchase Agreement;

                         (g)   With the consent of the holders of at least a majority of the then issued and outstanding shares of the Company on an As-Converted Basis (consenting together as a single class) that such Equity Securities shall not constitute New Securities;

          14.3.   In the event that the Company proposes to undertake an issuance of New Securities, it shall give each Eligible Shareholder written notice of its intention, describing the type of New Securities, the price, and the general terms upon which the Company proposes to issue the same. Each Eligible Shareholder shall have fourteen (14) days after receipt of such notice to agree to purchase up to its pro rata share of such New Securities at the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

          14.4.   In the event that by the end of the aforesaid fourteen (14) day period specified above, not all of the New Securities have been subscribed for by Eligible Shareholders, the Company shall have one hundred and twenty (120) days thereafter to sell (or enter into an agreement pursuant to which the sale of New Securities covered thereby shall be sold, if at all, within thirty (30) days from the date of said agreement) all or part of the remaining New Securities respecting which the rights of the Eligible Shareholders were not exercised, at a price not lower and upon terms no more favorable to the purchasers thereof than specified in the Company’s notice. In the event the Company has not sold the New Securities within such one hundred and twenty (120) day period (or sold and issued New Securities in accordance with the foregoing within fifteen (30) days from the date of such agreement) the Company shall not thereafter issue or sell any New Securities, without first offering such New Securities to the Eligible Shareholders and in the manner provided above.

15.     PAYMENT IN INSTALLMENTS

          If by the terms of issuance of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

16.     CALLS ON SHARES

          16.1.   The Board may, from time to time, make such calls as it may deem appropriate upon Shareholders in respect of any sum unpaid in respect of shares held by such Shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to in Article 16.2), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

          16.2.   Notice of any call shall be given in writing to the applicable Shareholder(s) not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom and the place where such payment shall be made; provided, however, that before the time for any such payment, the Board may, by notice in writing to such Shareholder(s), revoke such call in whole or in part, extend such time, or alter such designated person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

          16.3.   If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board and of which due notice had been given, and all the provisions herein contained with respect to calls shall apply to each such amount.

          16.4.   The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

          16.5.   Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board may prescribe.

          16.6.    A Shareholder shall not be entitled to his rights as shareholder, including dividend, unless he has paid all the amounts detailed in the calls made on him, together with interest and expenses, if any, unless otherwise prescribed by the Board.

          16.7.   Upon the allotment of shares, the Board may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

17.     PREPAYMENT

          With the approval of the Board, any Shareholder may prepay to the Company any amount not yet payable in respect of his shares. Nothing in this Article 17 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such prepayment.

18.     FORFEITURE AND SURRENDER

          18.1.   If any Shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board, may at any time thereafter, so long as such amount or interest remains unpaid, forfeit all or any of the shares in respect of which such call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

          18.2.   Upon the adoption of a resolution of forfeiture, the Board shall cause notice thereof to be given to the Shareholder whose shares are the subject of such forfeiture, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board may nullify such resolution of forfeiture, but no such nullification shall estop the Board from adopting a further resolution of forfeiture in respect of the non-payment of such amount.

          18.3.   Whenever shares are forfeited as herein provided, all distributions theretofore declared in respect thereof and not actually paid or distributed shall be deemed to have been forfeited at the same time.

          18.4.   The Company, by resolution of the Board, may accept the voluntary surrender of any share.

          18.5.   Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of, as the Board deems appropriate. Any such share shall become a dormant share, and shall not confer any rights, so long as it is held by the Company.

          18.6.   Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 16.5 above, and the Board, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

          18.7.   The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems appropriate, but no such nullification shall estop the Board from re-exercising its powers of forfeiture pursuant to this Article 18.

19.     LIEN

          19.1.   Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder which are not fully paid up (without regard to any equitable or other claim or interest in such shares on the part of any other Person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements arising from the failure to pay for such shares, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends and other distributions from time to time declared in respect of such shares. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of any lien existing on such shares immediately prior to such transfer.

          19.2.   The Board may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board may deem appropriate, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the Company’s intention to sell shall have been served on such Shareholder, his executors or administrators.

          19.3.   The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such Shareholder (whether or not the same have matured), or any specific part of the same (as the Board may determine), and the balance, if any, shall be paid to the Shareholder, his executors, administrators or assigns.

20.     SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

          Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Shareholder Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

21.     REDEEMABLE SECURITIES

          The Board may, subject to applicable Law, issue redeemable Equity Securities, with such rights and on such conditions as the Board prescribes, and redeem the same.

TRANSFER OF SHARES

22.     TRANSFER OF SHARES - GENERAL

          22.1.   No sale, assignment, conveyance, pledge, grant of any security interest or gift, or any other disposition or transfer (collectively “Transfer”) of Shares shall be effective unless the Transfer has been approved by the Board, which consent shall not be unreasonably withheld or delayed, and such Transfer is effected in compliance with the provisions of Articles 23, 24, 25 and 26. Any Transfer of shares shall be conditioned upon an undertaking in writing by the transferee to assume and be bound by all obligations of the transferor under any instrument and agreement involving the transferor and the Company and applicable to such transferred shares, signed by the transferee. The Board may refuse to register a Transfer of shares, inter alia, in the event that such a Transfer is to a competitor of the Company, or in the event that such a Transfer would result in the Company having more than 50 shareholders. The Board shall refuse to register a Transfer of shares in the event that such a Transfer is in violation of these Articles and/or if the transferee does not agree, in writing, prior to such Transfer, to assume and be bound by all obligations of the transferor under any instrument and agreement involving the transferor and the Company and applicable to such transferred shares.

                     Notwithstanding the above, any Transfer of shares by a Shareholder to any of such Shareholder’s Permitted Transferees (as confirmed in writing to the Company by transferor and transferee) shall not require the approval of the Board, provided that any such Permitted Transferee undertakes in writing towards the Company and the Shareholders to assume and be bound by all obligations of the transferor under any instrument and agreement involving the transferor (in its capacity as Shareholder) and the Company.

          22.2.   No Transfer of shares shall be registered unless the Company receives a deed of transfer or other proper instrument of transfer (in form and substance satisfactory to the Board or the corporate secretary of the Company), together with the share certificate(s) and such other evidence of title as the Board or the corporate secretary of the Company may reasonably require. Until the transferee has been registered in the Shareholder Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board may, from time to time, prescribe a fee for the registration of a Transfer. A deed of transfer shall be in the following form or in any substantially similar form, including any such form as is acceptable to the transfer agent for the Company’s shares, or in any form otherwise approved by the Board or the corporate secretary of the Company.

Deed of Transfer

I, _________, (hereinafter: the “Transferor”) of ________________, do hereby transfer, in consideration for ____________, to ______________ (hereinafter: the “Transferee”), ______________share(s) NIS __ par value each of _______________ Ltd. (hereinafter: the “Company”) to be held by the Transferee and/or his executors, administrators and assigns, subject to the same terms and conditions under which I held the same at the time of execution hereof; and the Transferee, do hereby agree to take the said share(s) subject to the conditions aforesaid.

In witness whereof we hereby execute this Deed of Transfer, this ___day of ______, 20__.

The Transferor	The Transferee
Name:	Name:

Signature:	Signature:

          22.3.   Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board.

          22.4.   The Company may recognize the receiver or liquidator of any corporate Shareholder in liquidation or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, as being entitled to the shares registered in the name of such Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board.

          22.5.   A person acquiring a right in shares as a result of being a custodian, administrator of the estate, executor of a will or the heir of a Shareholder, or a receiver, liquidator or a trustee in a bankruptcy of a Shareholder or according to another provision of Law, is entitled, after providing evidence of his right to the satisfaction of the Board, to be registered as the Shareholder or to transfer such shares to another person, subject to the provisions of this Article 22.

          22.6.   The Board may suspend the registration of Transfers during the fourteen (14) day immediately preceding the Annual Meeting (as defined below) of each year.

          22.7.   Unless otherwise provided elsewhere, the provisions of this Article 22 shall also apply to other Equity Securities issued by the Company, mutatis mutandis.

23.     RIGHTS OF FIRST REFUSAL.

          23.1.   Any Shareholder proposing to transfer all or any of his shares in the Company other than to a Permitted Transferee (the “Offeror”) shall first offer such shares (the “Offered Shares”), at the price and on the terms of the proposed transfer, by written notice to each Shareholder who holds no less than 5% of the issued and outstanding shares capital of the Company on an As-Converted Basis (the “Offerees”) (with a copy to the Company). The notice shall include the identity of the purchaser, the proposed price and terms of sale of the Offered Shares and the pro rata share of the Offeree (in proportion to the respective holdings of the Offerees) with respect to the Offered Shares (the “Offer”). Any Offeree may accept such offer in respect of all or any of the Offered Shares by giving the Offeror (with a copy to the Company) notice to that effect within twenty (20) days after receiving the Offer. Failure to timely accept the Offered Shares, in whole or in part, shall be deemed as a decision not to purchase any of the Offered Shares.

          23.2.   If the acceptances, in the aggregate, are in respect of all of, or more than, the Offered Shares, then the accepting Offerees shall be entitled to acquire the Offered Shares, on the terms aforementioned, in proportion to their respective holdings of shares, provided that no Offeree shall be entitled to acquire under the provisions of this Article 23 more than the number of Offered Shares initially accepted by such Offeree, and upon the allocation to him of the full number of shares so accepted, he shall be disregarded in any subsequent computations and allocations hereunder. Any shares remaining after the computation of such respective entitlements shall be re-allocated among the Offerees (other than those to be disregarded as aforesaid), in the same manner, until one hundred percent (100%) of the Offered Shares have been allocated as aforesaid.

          23.3.   If the acceptances by Offerees, in the aggregate, are in respect of less than one hundred percent (100%) of the Offered Shares, then the accepting Offerees shall not be entitled to acquire any Offered Shares, and the Offeror, at the expiration of the aforementioned twenty (20) day period, shall be entitled, subject to compliance with the provisions of Articles 22, 24 and 26, to transfer the Offered Shares at a price not lower and on terms no more favorable to the buyer(s) than those stated in the Offer, and provided further that if the Offered Shares are not transferred within ninety (90) days after the expiration of such twenty (20)-day period, any subsequent sale shall again be subject to the provisions of this Article 23.

          23.4.   The right of first refusal granted under this Article 23 shall expire immediately prior to consummation of a Qualified Public Offering.

24.     BRING ALONG.

          24.1.   Notwithstanding the provisions of Section 314 through 327 and 341 of the Companies Law, until the Qualified Public Offering and subject to Article 96 hereof, if Shareholders holding 70% of the Company’s issued share capital (on An As-Converted Basis) (the “Proposing Shareholders”) elect to sell all of their Equity Securities to a third party, or agree to merge or consolidate the Company with or into another entity (the buyer of the Equity Securities or the entity surviving or resulting such merger or consolidation – “Third Party”), then, all remaining shareholders (“Remaining Shareholders”) will be required, if so demanded in writing by the Proposing Shareholders (the “Bring Along Notice”), to sell all of their Equity Securities to such Third Party or to agree to the merger or consolidation of the Company therewith as aforesaid, as the case may be, at the same price and upon the same terms and conditions as applicable to the Proposing Shareholders (the “Proposed Transaction”).  The provisions of applicable law (including, in particular but without limitation, Section 341 of the Companies Law) to the contrary notwithstanding, the price, terms and conditions of a Proposed Transaction shall be considered to apply in the same manner as to all Shareholders, if the application of such price, terms and conditions to the respective shares of the Company held by each Shareholder is made based upon and in accordance with the rights, preferences and privileges conferred upon such shares under these Articles (e.g. if each such share receives the respective portion of the proceeds of such Proposed Transaction (being a Realization Event) as determined pursuant to the provisions of Article 96 below). Notwithstanding anything in these Articles or, to the extent permitted, in any applicable law to the contrary, the approval of a Proposed Transaction shall not be subject to the approval of a separate class vote of the holders of the shares of any particular class.

          24.2.   Upon receipt of the Bring Along Notice, each Remaining Shareholder shall be obligated to agree to the Proposed Transaction and to sell all of its shares in connection therewith, notwithstanding any other no sale right, first refusal rights or other rights to which such Shareholder is entitled or by which it is bound, and the proceeds of such Proposed Transaction shall be distributed in accordance with the liquidation preference provisions set forth in Article 96.

          24.3.   At the closing of the Proposed Transaction (which place, date and time shall be designated by the Proposing Shareholders and provided to each of the Remaining Shareholders at least 5 days in advance), each such Remaining Shareholder shall deliver certificates evidencing all of its Equity Securities, duly endorsed or accompanied by written instruments of transfer in from satisfactory to the Third Party, duly executed by such Remaining Shareholder, against delivery of the purchase price therefor (any Shareholder who fails or refuses to deliver such certificates as aforesaid, shall be deemed to have surrendered such certificates in accordance with the aforesaid on the latest date designated therefor under the Proposed Transaction, and thereupon the certificates held by such Shareholder and representing such Equity Securities shall be deemed cancelled and of no further force and effect).

25.     RESTRICTION ON DISPOSITIONS BY SHAREHOLDERS

          Except with the prior written consent of the holders of at least 60% of the then issued and outstanding share capital of the Company, on an As-Converted Basis, no shareholder shall Transfer any of its Shares or other Equity Securities, except to any Permitted Transferee thereof, during each 6-month period commencing on the effective date of any bona fide resolution of the Board to the effect that the Company is to solicit financing thereof by means of the issuance of any Equity Securities to third parties, provided the Company is diligently pursuing such financing.

26.     RESERVED.

GENERAL MEETINGS

27.     THE AUTHORITY OF THE GENERAL MEETING

          27.1.   The following matters shall require the approval of the General Meeting:

                     (a)     Amendment of the Articles.

                     (b)    The exercise by the General Meeting of the authority of the Board, subject to the provisions of the Companies Law, if it is resolved by the General Meeting that the Board is incapable of exercising its authority, and that the exercise of such authority is essential to the orderly management of the Company.

                     (c)    The appointment or reappointment of the Company’s Auditor (however, the terms of such appointment, including, inter alia, the consideration payable therefor, shall be determined by the Board who shall report same to the Annual Meeting), and the termination or non-renewal of his service.

                     (d)    To the extent required by the provisions of the Companies Law, the approval of actions and transactions with interested parties and the approval of an action or a transaction of an Office Holder (as defined in Article 91 below) which might constitute a breach of the duty of loyalty.

                     (e)    Changes in the share capital of the Company, as set forth in Articles 8 and 9 hereof.

                     (f)     A merger of the Company, as defined in the Companies Law.

                     (g)     A liquidation of the Company.

                     (h)    Entry into a Proposed Asset Sale Transaction in the event set forth in Article 103 below.

                     (i)     Any other matters which the Companies Law requires to be dealt with at the General Meeting of the Company, or any matters that were given to the General Meeting in these Articles.

          27.2.   The General Meeting shall not transfer to another organ of the Company any of its authorities detailed in Article 27.1 above.

          27.3.   The General Meeting, by a resolution adopted by an Ordinary Majority, may assume the authority which is given to another organ of the Company; provided however, that such taking of authorities shall be with regard to a specific issue or for a specific period of time, all as stated in the resolution of the General Meeting regarding such taking of authorities.

28.     ANNUAL MEETING

          28.1.   An annual General Meeting may be held by the Company, and, at the request of any Shareholder or Director or if necessary for the appointment of an independent Auditor, shall be held, once in every calendar year at such time within a period of not more than fifteen (15) months after the last preceding annual General Meeting and at such place either within or without the State of Israel as may be determined by the Board. These General Meetings shall be referred to as “Annual Meetings.”

          28.2.   In the event an Annual Meeting was not held by the Company, the Company shall send to each Shareholder of the Company registered in the Shareholder Register, prior to the date on which the Annual Meeting would have been held and not more than once in every fiscal year, the financial statements of the Company.

          28.3.   The agenda of an Annual Meeting shall include a discussion of the following issues:

                     (a)     The financial statements of the Company, as of the end of the fiscal year preceding the year of the Annual Meeting, and the report of the Board with respect thereto.

                     (b)     The report of the Board with respect to the fee paid to the Company’s Auditor.

          28.4.   The agenda at an Annual Meeting may include the following issues, in addition to those referred to in Article 28.3:

                     (a)     The appointment of an Auditor or the renewal of his office.

                     (b)     Any other issue, which was detailed in the agenda for the Annual Meeting.

29.     SPECIAL MEETINGS

          29.1.   All General Meetings other than Annual Meetings shall be referred to as “Special Meetings.” A Special Meeting shall discuss and decide in all matters for which the Special Meeting was convened.

          29.2.   The Board may, whenever it deems appropriate, convene a Special Meeting at such time and place, within or without the State of Israel, as may be determined by the Board, and shall be obliged to do so upon the demand of one of the following:

                     (a)     Any Director; or

                     (b)     Any one or more Shareholders, holding alone or together at least ten percent (10%) of the issued share capital of the Company and at least one percent (1%) of the voting rights in the Company or one or more Shareholders holding at least ten percent (10%) of the voting rights in the Company.

          29.3.   The Board, upon demand to convene a Special Meeting in accordance with Article 28.2 above, shall announce the convening of the General Meeting within twenty one (21) days from the receipt of a demand in that respect.

          29.4.   If the Board does not convene a Special Meeting as aforesaid, the person requisitioning the meeting, and where Shareholders are involved - also some of them, who have more than half the voting rights in the Company, may convene the meeting themselves, provided that it is not held more than three months after the date the requisition was made, and it shall be convened, insofar as possible, in the same way in which meetings are convened by the Board. Where a general meeting is convened as aforesaid, the Company shall cover the reasonable expenses incurred by the person requisitioning it.

30.     CLASS MEETINGS

          The provisions of these Articles with respect to General Meetings shall apply, mutatis mutandis, to meetings of the holders of a class of shares of the Company (hereinafter: “Class Meetings”); provided, however, that the requisite quorum at any such Class Meeting shall be one or more Shareholders  present in person or by proxy, and holding together not less than twenty five percent (25%) of the issued shares of such class.

31.     NOTICE OF GENERAL MEETINGS

          31.1.   Unless a shorter period is permitted by Law, a notice of a General Meeting shall be sent to each Shareholder of the Company registered in the Shareholder Register and entitled to attend and vote at such meeting, at least seven (7) days prior to the date fixed for the General Meeting (such 7 days not to include the day on which the notice is deemed received by a Shareholder in accordance with Article 101 below, but may include the day fixed for the General Meeting); provided however that such notice shall not be sent more than forty five (45) days from the date fixed for the General Meeting. Subject to the provisions of any Law, each such notice shall specify the place, the day and hour of the meeting, the agenda of the meeting and a concise description of the items for discussion; provided however, that: (i) in the event that the agenda includes a proposal to amend the Articles, the notice shall include the text of the proposed amendment(s); and (ii) with respect to a notice of an Annual Meeting, then, notwithstanding the provisions of Section 173(e) of the Companies Law, a copy of the annual financial statements of the Company which are to be discussed in such an Annual Meeting shall be delivered, together with the notice of such Annual Meeting, to any Shareholder entitled to vote at such Annual Meeting. Anything herein to the contrary notwithstanding, with the written consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a shorter notice than hereinabove prescribed has been given. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

          31.2.   The Board’s authority to determine the time and the place for the convening of the General Meeting shall include the power to change such time and/or place, prior to the convening of the General Meeting and subject to the provisions of these Articles and any Law, including with regard to the sending of a new notice to the Shareholders.

          31.3.   Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of any Shareholder shall not cause the cancellation of a resolution adopted at that meeting, or the cancellation of acts based on such notice.

32.     THE AGENDA OF GENERAL MEETINGS

          32.1.   The agenda of General Meetings shall be determined by the Board and shall also include issues for which a Special Meeting is being convened in accordance with Article 29 above, or as may be required upon the request of Shareholders in accordance with the provisions of the Companies Law.

          32.2.   The General Meeting shall only adopt resolutions on issues, which are on its agenda.

          32.3.   The General Meeting is entitled to accept or reject a proposed resolution, which is on the agenda of the General Meeting. Subject to applicable Law, the General Meeting may adopt a resolution, which is different from the description thereof included in the notice of the General Meeting, provided that such resolution is not materially different from the proposed resolution.

33.     ENTITLEMENT TO PARTICIPATE IN A GENERAL MEETING AND TO VOTE THEREAT

          33.1.   Subject to the provisions of the Companies Law, the Shareholders who are entitled to participate in and vote at a General Meeting shall be the Shareholders on the date of the General Meeting.

          33.2.   An objection to the right of a Shareholder to participate in and vote at a General Meeting must be raised at such meeting and any vote not disqualified thereat shall be deemed valid for any purpose. The Chairman of the meeting shall decide whether to accept or reject any objection raised at the appointed time with regard to the participation and vote of a Shareholder and his decision shall be final.

34.     QUORUM

          34.1.   No business shall be transacted at a General Meeting, or at any adjournment thereof, unless a lawful quorum is present when the meeting proceeds to business.

          34.2.    Subject to the requirements of the Companies Law and the provisions of these Articles, any two or more Shareholders (not in default in payment of any sum referred to in Article 16 hereof, present in person or by proxy, and who hold or represent in the aggregate at least fifty percent (50%) of the voting power of the Company, shall constitute a lawful quorum at General Meetings. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

          34.3.   If within half an hour from the time appointed for the General Meeting a quorum is not present, the meeting, if convened by the Board upon demand under Article 29.2 or, if not convened by the Board, if convened by the demanding Shareholder(s) in accordance with the provisions of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the fourth Business Day thereafter (including the day of original General Meeting), at the same time and place, or to such later day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment and notice of such adjourned meeting shall be delivered by email in accordance with  Article 36 below.  No business shall be transacted at any adjourned meeting except business, which might lawfully have been transacted at the meeting as originally called. The provisions of Section 79 of the Companies Law shall apply to such adjourned meeting.

35.     CHAIRMAN

          The Chairman of the Board shall preside as Chairman at every General Meeting. If there is no such Chairman, or if the Chairman is not present within fifteen (15) minutes after the time fixed for holding such meeting or is unwilling to act as Chairman, the Shareholders present shall choose someone of their number or any other person to be Chairman. The position of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or proxy, respectively).

36.     ADJOURNED MEETING

          A General Meeting at which a lawful quorum is present (hereinafter: the “Original General Meeting”), may resolve by an Ordinary Majority to adjourn the General Meeting, from time to time, to another time and/or place (hereinafter: an “Adjourned Meeting”). In any event of an Adjourned Meeting, the Company will, as soon as practicable following the respective Original General Meeting (but in any event by the end of the next Business Day thereafter), send an email to each Shareholder of the Company registered in the Shareholder Register and entitled to attend and vote at such meeting notifying such Shareholder of the Adjourned Meeting (specifying the time and place thereof), which notice shall be sent (and be deemed properly given), notwithstanding the provisions of Article 101 below to the contrary, only by means of an email to the Address (as defined therein) of such Shareholder. With the exception of the aforesaid, a Shareholder shall not be entitled to receive a notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that could have been discussed at the Original General Meeting, and with respect to which no resolution was adopted.

37.     ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

          37.1.   All resolutions of the General Meeting shall be adopted by an Ordinary Majority, except for any matters with respect to which a greater or different majority is required by these Articles or by the Companies Law.

          37.2.   Every matter submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any Shareholder, present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another Shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

          37.3.   A declaration by the Chairman of the meeting that a resolution has been adopted unanimously, or adopted by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

38.     RESOLUTIONS IN WRITING

          A resolution in writing signed by all Shareholders of the Company then entitled to attend and vote at General Meetings or to which all such Shareholders have given their written consent (by letter, facsimile, telegram, telex, e-mail or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held. Such resolution could be stated in several counterparts of the same document, each of them signed by one Shareholder or by several Shareholders.

39.     CONDUCTING A GENERAL MEETING THROUGH MEANS OF COMMUNICATION

          The Company may conduct a General Meeting telephonically or through the use of any other means of communication, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at a General Meeting.

40.     VOTING POWER

Subject to the provisions of Article 41.1 and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record (calculated on an As Converted Basis), on every resolution, without regard to whether the vote thereon is conducted in person, by proxy, by a show of hands, by written ballot or by any other means.

41.     VOTING RIGHTS

          41.1.   No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the lawful quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, unless the shares’ issue conditions otherwise provide.

          41.2.   A company or other corporate entity being a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any General Meeting. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

          41.3.   Any Shareholder entitled to vote may vote either personally (or, if the Shareholder is a company or other corporate entity, by a representative authorized pursuant to Article 41.2) or by proxy (subject to Article 45 below).

          41.4.   If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the Shareholder Register.

42.     PREFERRED SHARES VOTING RIGHTS.

          Without derogating from or limiting the provisions of Article 40, and in addition and without limitation to the general voting rights of the Preferred Shares or as otherwise required by law, each holder of Preferred Shares shall be entitled to vote, together with the holders of the Ordinary Shares as one class, on all matters submitted to a vote of the Shareholders of the Company, and shall be entitled to the number of votes equal to the number of shares of Ordinary Shares that would be issuable to such holder if all Preferred Shares held by such holder were converted into the number of shares of Ordinary Shares issuable pursuant to Article 7 hereof immediately prior to the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, as of the date such vote is taken or any written consent of shareholders is first executed.

43.     PERSONAL INTEREST IN RESOLUTION

          43.1.   A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a certain percentage of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution, shall notify the Company prior to the date of the General Meeting, whether or not he has a personal interest in the resolution, as a condition for his right to vote and be counted with respect to such resolution.

          43.2.   A Shareholder voting on a resolution, as aforesaid, by means of a deed of authorization of a proxy, may include his notice with respect to his personal interest on the deed of authorization.

44.     VALIDITY OF ACTS DESPITE DEFECTS

          Subject to the provisions of the Companies Law, a defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition laid down in the Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions which took place thereat.

45.     VOTING BY MEANS OF A PROXY

          45.1.   A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization a proxy (who is not required to be a Shareholder of the Company) to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company.

          45.2.   In the event that the deed of authorization is not limited to a certain General Meeting, then the deed of authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 45 shall also apply to a Shareholder that is a company, appointing a person to participate and vote in a General Meeting in its stead.

46.     A DEED OF AUTHORIZATION

          46.1.   The deed of authorization of a proxy shall be in writing and shall be substantially in the form specified below, or in any usual or common form or in such other form as may be approved by the Board or the corporate secretary of the Company. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate entity, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s). The Company may demand that it be given written confirmation to its satisfaction of the authority of those signing to bind such company.

Deed of Authorization

To: _____________ Ltd. (the “Company”)

Attn: Corporate Secretary

I _____________________ of __________________________________

(Name of Shareholder) (I.D. of Shareholder)

being a registered holder of __________ (*) Ordinary Shares having a par value of NIS __ each, of the Company, hereby appoint

________________________ I.D. no. ____________________________ and/or
(Name of Proxy) (I.D. of Proxy) (**)

________________________ I.D. no. ____________________________
(Name of Proxy) (I.D. of Proxy)

as my proxy to participate and vote for me and in my stead and on my behalf at [mark one]:

☐	The General Meeting of the Company to be held on the _____ day of ___________, 20__ and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolutions as indicated by a ✓ in the appropriate space.

	Resolutions	For	Against	Abstain
	(***)	☐	☐	☐

On the receipt of this form duly signed but without any specific direction on a particular matter, my proxy will vote or abstain at his/her discretion.

[Optional – mark one:]

☐	I hereby notify the Company that I do not have a personal interest in any of the resolutions to be voted on in the meeting.

☐	I hereby notify the Company that I have a personal interest in resolutions no. ____________ to be voted on in the meeting.

☐	At any General Meeting of the Company, until I shall otherwise notify you.

Signed this ______ day of ____________, 20__.

(Signature of Appointer)

(*) A registered shareholder may grant a number of proxy appointment instruments, each in relation to another quantity of the Company’s shares held by him, provided that he does not grant proxy appointment instruments for a quantity of shares larger than the quantity held by him.

(**) Where the proxy does not have an Israeli identity document, the passport number and the country, which issued the passport, may be stated.

(***) Fill in the resolutions set forth in the agenda of the meeting and mark your vote with respect to each resolution.

          46.2.   The Company shall only accept an original proxy appointment instrument or a copy thereof.

          46.3.   The deed of authorization of a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its registered office or at such place as the Board may specify) before the time fixed for the meeting at which the person named in the deed of authorization proposes to vote, or presented to the Chairman at such meeting.

47.     EFFECT OF DEATH OF APPOINTER OR REVOCATION OF APPOINTMENT

          A vote cast pursuant to a deed of authorization of a proxy shall be valid notwithstanding the previous death, incapacity or bankruptcy, or if a company or other corporate entity, the liquidation, of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written notice of any such event shall have been received by the Company or by the Chairman of the General Meeting before such vote is cast and provided, further, that the appointing Shareholder, if present in person at said General Meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

48.     DISQUALIFICATION OF DEEDS OF AUTHORIZATION

          Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify a deed of authorization and so notify the Shareholder who submitted the deed of authorization in the following cases:

          48.1.   If there is a reasonable suspicion that it is forged or falsified;

          48.2.   If it is not duly executed or completed;

          48.3.   If there is a reasonable suspicion that it is given with respect to shares for which one or more deeds of authorization have been given and not withdrawn; or

          48.4.   If more than one choice is marked for the same resolution; or

          48.5.   With respect to resolutions, which require that the majority for their adoption include a certain percentage of those not having a personal interest in the approval of the resolution, where it was not marked, or otherwise notified to the Company, whether or not the relevant Shareholder has a personal interest.

49.     BOARD RECOMMENDATION

          The Board may, in its sole discretion, send to the Shareholders a recommendation in order to persuade them with respect to any matter, which is on the agenda of the General Meeting. Such recommendation shall be delivered at the expense of the Company.

50.     RESERVED.

BOARD OF DIRECTORS

51.     THE AUTHORITY OF THE BOARD

          51.1.   The authority of the Board is as specified in the Companies Law and in the provisions of these Articles, subject, however, to the provisions of Article 103 below.

          51.2.   The Board may exercise any authority of the Company that is not, by the Companies Law or by these Articles, required to be exercised by another organ of the Company.

          51.3.   Without derogating from the generality of Articles 51.1 and 51.2 above, the Board’s authority shall include the following:

                     (a)     The Board may, from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems appropriate, including, without limitation, by the issuance of bonds, perpetual or redeemable debentures or other Equity Securities, or any mortgages, charges, or other liens on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital.

                     (b)     The Board may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board, in its sole discretion, shall deem appropriate, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board may from time to time deem appropriate.

                     (c)     Subject to the provisions of any Law, the Board may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board deems appropriate, and may also grant any such representative the authority to delegate any or all of the authorities, powers and discretion given to him by the Board.

52.     CONVENING MEETINGS OF THE BOARD

          52.1.   The Chairman of the Board, and in the event that a Chairman has not been appointed, any Director, may convene a meeting of the Board at any time; provided that a meeting of the Board be convened at least once a quarter.

          52.2.   The Chairman of the Board shall convene a meeting of the Board at any time or in any event that such meeting is required by the provisions of the Companies Law, including:

                     (a)     The Chairman of the Board shall convene the Board on a specified matter on the demand of a Director.

                     (b)     The Chairman of the Board shall act without delay to call a meeting of the Board within 10 days of being notified by a Director of the Company that he has learned of a matter of the Company in which a breach of the Law or impairment to proper business procedure has prima facie been discovered or of the date on which the Company’s Auditor reports to him that he has learned of material deficiencies in the audit of the Company’s accounts.

                     (c)     If a notice or report of the General Manager obliges action by the Board, the Chairman of the Board shall, without delay and within 10 days of the notice or report, call a meeting of the Board.

53.     NOTICE OF A MEETING OF THE BOARD

          53.1.   Any notice with respect to meeting of the Board may be given to all Directors incumbent at the time the notice is sent, orally or in writing, so long as the notice is given at least three (3) Business Days (not including date of delivery of notice but including date of meeting) prior to the date fixed for the meeting (such 3 Business Days not to include the day on which the notice is deemed received by a Director in accordance with Article 101 below, but may include the day fixed for such a meeting of the Board), unless all members of the Board or their Alternate Directors (as defined in Article 63.1) or their Representatives (as defined in Article 63.3) agree on a shorter time period. Such notice shall be delivered personally, by mail, or transmitted via facsimile or e-mail or through another means of communication, to the address, facsimile number or to the e-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the Company in advance.

          53.2.   A notice with respect to a meeting of the Board shall include the place, date and time of the meeting of the Board, the issues on its agenda and any other material that the Chairman of the Board, or the Director who convened the meeting, requests to be included in the notice with respect to the meeting.

54.     THE AGENDA OF BOARD MEETINGS

          The agenda of any meeting of the Board shall be as determined by the Chairman of the Board, and if there is no Chairman, by a resolution of the director convening the meeting, and shall include the following matters:

          54.1.   Matters for which the meeting is required to be convened in accordance with the Companies Law;

          54.2.   Any matter requested by a Director or by the General Manager to be included in the meeting within a reasonable time (taking into account the nature of the matter) prior to the date of the meeting;

          54.3.   Any other matter determined by the Chairman of the Board, or if there is no Chairman, by the Director convening the meeting.

55.     QUORUM

          55.1.   Unless otherwise unanimously decided by the Board, a quorum at a meeting of the Board shall be constituted by the presence of a majority of the Directors then in office (at least one of which being a Director appointed by holders of Preferred Shares) who are lawfully entitled to participate in the meeting.

          55.2.   If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the second Business Day at the same time and place, or to such later day and at such time and place as the Chairman may determine with the consent of the majority of the Directors present. In any event of a meeting adjourned as aforesaid, the Company will, as soon as practicable following the respective original meeting (but in any event by the end of the next Business Day thereafter), send an email to all Directors incumbent at the time the notice is sent, notifying such Director of the adjourned meeting (specifying the time and place thereof), which notice shall be sent (and be deemed properly given), notwithstanding the provisions of Article 101 below to the contrary, by means of an email to the Address (as defined therein) of such Director. With the exception of the aforesaid, a Director shall not be entitled to receive a notice of an adjourned meeting or of the issues which are to be discussed in the adjourned meeting. No business shall be transacted at any adjourned meeting except business, which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two Directors present shall constitute a lawful quorum.

56.     CONDUCTING A MEETING THROUGH MEANS OF COMMUNICATION

          The Board may conduct a meeting of the Board telephonically or through the use of any other means of communication, provided all of the participating Directors can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at a meeting of the Board.

57.     VOTING IN THE BOARD

          Unless otherwise provided by these Articles, issues presented at meetings of the Board shall be decided upon by a majority of the votes of Directors present (or participating, in the case of a vote through a permitted means of communications) and lawfully entitled to vote thereon. Each Director shall have a single vote.

58.     ADOPTION OF RESOLUTIONS WITHOUT CONVENING

          The Board may adopt resolutions without actual physical convening with the written consent (given by letter, facsimile, e-mail or otherwise) of all the Directors then in office and lawfully entitled (as conclusively determined by the Chairman of the Board) to participate and to vote thereon. Matters presented in accordance with this Article 58 shall be decided upon by a majority of the votes of such Directors. Resolutions adopted pursuant to this Article 58 shall be deemed to have been duly adopted by a meeting of the Board duly convened and held. Minutes of such resolutions shall be approved and signed by the Chairman of the Board.

59.     WRITTEN RESOLUTION

          A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon or to which all such Directors have given their consent (by letter, telegram, telex, facsimile, e-mail or otherwise), shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held.

60.     THE NUMBER OF DIRECTORS

          The Board shall consist of up to six (6) Directors.

61.     DIRECTORS GENERALLY

          61.1.   Subject to the provisions of the Companies Law, a Director may hold another position in the Company.

          61.2.   A company or other corporate entity may serve as a Director in the Company, subject to the provisions of Article 63 below.

62.     THE ELECTION OF DIRECTORS

          62.1.   The Directors of the Company (and of any subsidiaries of the Company) shall not be elected by the General Meeting of the Shareholders, but instead shall be appointed as follows:

          (a)      One Director shall be appointed by AKS so long as AKS holds 5% or more of the Company’s issued and outstanding share capital on an As-Converted Basis, and so long as AKS holds less that 5% of the Company’s issued and outstanding share capital on an As-Converted Basis, such Director shall be appointed by the holders of the majority of the issued and outstanding Ordinary Shares;

          (b)      five Directors shall be appointed by the holders of the majority of the Ordinary Shares;

          62.2.   Any vacancy on the Board shall be filled by the party or parties who had appointed such director.

          62.3.   Any appointment, dismissal or replacement of any Director, shall be made by written notice given to the Company by the appointing parties.

63.     ALTERNATE DIRECTORS AND REPRESENTATIVE OF A DIRECTOR THAT IS A COMPANY

          63.1.   Subject to the provisions of the Companies Law, any Director may, by written notice to the Company, appoint an alternate for himself (in these Articles, an “Alternate Director”), dismiss such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever, whether for a certain meeting or a certain period of time or generally. Any notice given to the Company pursuant to this Article shall be in writing, delivered to the Company and signed by the appointing or dismissing Director, and shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

          63.2.   Anyone who is not qualified to be appointed as a Director and/or anyone serving as a Director or as an existing Alternate Director may not be appointed and may not serve as an Alternate Director.

          63.3.   A Director that is a company or other corporate entity shall appoint an individual, qualified to be appointed as a Director in the Company, in order to serve on its behalf, either for a certain meeting or for a certain period of time or generally and such company or other entity may also dismiss that individual and appoint another in his stead (hereinafter: “Director’s Representatives”). Any notice given to the Company pursuant to this Article shall be in writing, delivered to the Company and signed by the appointing or dismissing body, and shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

          63.4.   Intentionally Left Blank.

          63.5.   Each of an Alternate Director and a Director’s Representative shall have all the authority of the Director who appointed him (except that neither an Alternate Director nor a director’s Representative may appoint an alternate for himself, unless the instrument appointing him otherwise expressly provides), provided, however, that an Alternate Director shall have no standing at any meeting of the Board or any committee thereof while the Director who appointed him is present.

          63.6.   The office of an Alternate Director or a Director’s Representative shall be vacated under the circumstances, mutatis mutandis, set forth in Article 64, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director or Director’s Representative ceases to be a Director.

64.     TERMINATION OF THE TERM OF A DIRECTOR

          The term of a Director shall terminate in any of the following cases:

          64.1.   If he resigned from his office by way of a signed letter, filed with the corporate secretary at the Company’s office;

          64.2.   If he is declared bankrupt;

          64.3.   If he is declared by an appropriate court to be incapacitated;

          64.4.   Upon his death and, in the event of a company or other corporate entity, upon the adoption of a resolution for its voluntary liquidation or the issuance of a liquidation order;

          64.5.   If he is removed from his office by way of a written notice to the Company of the termination of his appointment by the persons or entities that appointed him;

          64.6.   If he is convicted of a crime requiring his termination pursuant the Companies Law; or

          64.7.   If his term of office is terminated by the Board pursuant to the provisions of the Companies Law.

65.     CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

          In the event of one or more vacancies in the Board, the continuing Directors may continue to act in every matter.

66.     COMPENSATION OF DIRECTORS

          66.1.   Directors who do not hold other positions in the Company shall not receive any compensation from the Company, unless such compensation and its amount are approved by the Compensation Committee and by the General Meeting, or if such committee does not exist then by the Board and by the General Meeting, subject to applicable Law.

          66.2.   The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or as any combination thereof.

          The Company may reimburse expenses incurred by a Director in connection with the performance of his duties as a Director, to the extent provided in a resolution of the Board. The Company shall reimburse all reasonable out-of-pocket expenses (including air travel) incurred by the directors for attending the Board and committees meetings and performing their duties as directors.

67.     PERSONAL INTEREST OF A DIRECTOR

          Subject to compliance with the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director and may enter into any contract or otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

68.     COMMITTEES OF THE BOARD OF DIRECTORS

          68.1.   Subject to the provisions of the Companies Law and these Articles, the Board may delegate its authorities or any part of them to committees as it deems appropriate, and it may from time to time cancel the delegation of any such authority. Any such committee, while utilizing an authority as stated, is obligated to fulfill all of the instructions given to it from time to time by the Board. The Board may adopt a charter, or guidelines, for any such committee and amend the same from time to time. Any committee appointed by the Board shall consist of the same proportion of the number of Directors appointed by the holders of Preferred Shares to the number of Directors appointed by the holders of Ordinary Shares, as applicable to the Board incumbent from time to time. So long as the Founder is entitled to appoint a Director to the Board, the Director nominated by the Founder shall have a right to be a member of any such committee and any committee in the board of directors of any subsidiary of the Company.

          68.2.   The provisions of these Articles with respect to meetings of the Board shall apply, mutatis mutandis, to the meetings and discussions of each committee of the Board, provided that no other terms are set by the Board in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law.

69.     CHAIRMAN OF THE BOARD

          69.1.   The Board, by decision of the non-executive directors, may from time to time choose one of its members to serve as the Chairman of the Board, remove such Chairman from office and choose another in its place.

          69.2.   The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Board shall appoint one of the Directors present to preside at the meeting.

          69.3.   The Chairman of the Board shall preside over meetings of the Board and shall sign the minutes of the meetings.

          69.4.   In the event of deadlock vote, the Chairman of the Board shall not have an additional or casting vote.

          69.5.   The Chairman of the Board, or if there is only one Director in the Board, such Director, is entitled, at all times, at his initiative or pursuant to a resolution of the Board, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

70.     VALIDITY OF ACTS DESPITE DEFECTS

          Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board, or of a committee of the Board, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there was no such defect or disqualification.

OFFICERS; AUDITOR

71.     THE GENERAL MANAGER

          The Board may appoint a General Manager, and may appoint more than one General Manager. The General Manager may be a Director. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place.

72.     THE AUTHORITY OF THE GENERAL MANAGER

          72.1.   The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policies set by the Board and subject to its instructions.

          72.2.   The General Manager shall have all managerial and operational authorities, which were not conferred by Law or pursuant to these Articles to any other organ of the Company, and he shall be under the supervision of the Board.

          72.3.   In the event the Board appoints more than one General Manager, the Board may determine the respective positions and functions of the General Managers and allocate their authorities, as the Board may deem appropriate.

          72.4.   The Board may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

          72.5.   The Board may instruct the General Manager how to act in a particular matter; if the General Manager does not obey the instruction, the Board may exercise the power required to implement the instruction in his stead.

          72.6.   In the event that the General Manager is unable to exercise his authority, the Board may exercise such authority in his stead, or authorize another to exercise such authority.

          72.7.   The General Manager, with the approval of the Board, may delegate to his subordinates any of his authorities.

          72.8.   Subject to the provisions of the Companies Law, the Board may delegate to the General Manager powers which the Board has pursuant to these Articles, as it deems fit, and it may delegate these powers, or any of them, for such period and objects, on such conditions and with such restrictions as it deems fit. The Board may alter or cancel any delegation of powers as aforesaid.

          72.9.   In the event that the Company did not appoint a General Manager, the Board shall have all the authorities of the General Manager as detailed in this Article 72.

73.     THE GENERAL MANAGER’S REPORTING DUTIES

          73.1.   The General Manager must notify the Chairman of the Board of any exceptional matter, which is material to the Company, or of any material deviation of the Company from the policy prescribed by the Board. If the Company does not have a Chairman of the Board, for any reason, the General Manager shall notify all the Board members as aforesaid.

          73.2.   The General Manager shall submit reports to the Board on the matters, at the times and on the scale prescribed by the Board.

          73.3.   The General Manager shall report to the Chairman of the Board, on his demand, on matters relating to the Company’s business and the proper management thereof.

74.     CORPORATE SECRETARY

          74.1.   The Board may appoint a corporate secretary for the Company, on such terms as it deems fit, and may appoint a deputy secretary and determine their duties and powers.

          74.2.   If a corporate secretary is not appointed for the Company, the General Manager, or someone authorized by him for such purpose and in the absence of a General Manager someone authorized for such purpose by the Board, shall perform the duties prescribed for the corporate secretary pursuant to the Law, these Articles and the Board’s resolution.

          74.3.   The Company’s corporate secretary shall be responsible for all the documents kept at the Company’s registered office and shall keep the registers to be kept by the Company pursuant to the Law.

75.     OTHER OFFICERS OF THE COMPANY

          The Board may appoint, in addition to the General Manager, other officers, define their positions and authorities, and set their compensation and terms of employment. The Board may authorize the General Manager to exercise any or all of its authorities stated in this Article.

76.     THE AUDITOR

          76.1.   The Shareholders at the Annual Meeting shall appoint an Auditor for a period until the completion of the performance of one audit, or for a longer period not to extend beyond the completion of the performance of three audits. Where the Auditor is appointed for such a period, the Annual Meeting shall not discuss the appointment of an Auditor during the said period, unless a resolution is passed to terminate his office. The General Meeting is entitled at any time to terminate the service of the Auditor.

          76.2.   The Board shall fix the compensation of the Auditor of the Company for his auditing activities, and shall also fix the compensation of the Auditor for additional services, if any, which are not auditing activities, and, in each case, shall report thereon to the Annual Meeting.

DISTRIBUTIONS

77.     PERMITTED DISTRIBUTION

          The Company may effect a distribution to its Shareholders to the extent permitted by the Companies Law.

78.     RIGHT TO DIVIDEND OR BONUS SHARES

          78.1.   A Shareholder shall be entitled to receive dividends or bonus shares, upon the resolution of the Company in accordance with Article 79 below, consistent with the rights attached to the shares held by such Shareholder.

          78.2.   Subject to the provisions of Article 16.6 above, the Shareholders entitled to receive dividends or bonus shares shall be those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment, or on such later date, as may be determined in such resolution.

          78.3.   In the event the Company pays a dividend or distributes bonus shares, then, in each such case, the holders of Preferred Shares shall be entitled to receive such distribution, pari passu with the Ordinary Shares. In any such event, the amount of dividends each Preferred Share shall be entitled to receive shall be calculated on the basis of the number of Ordinary Shares into which such Preferred Share could then be converted.

79.     RESOLUTION OF THE COMPANY WITH RESPECT TO A DIVIDEND OR BONUS SHARES

          Subject to Article 78.3, the resolution of the Company with respect to the distribution of a dividend or bonus shares shall be adopted by the Board.

80.     SPECIFIC DIVIDEND

          A dividend may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or other Equity Securities of the Company or of any other companies, or in any combination thereof, the fair value of which shall be determined by the Board.

81.     DEDUCTIONS FROM DIVIDENDS

          The Board may deduct from any distribution or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other debt permitted to be setoff in accordance with applicable Law.

82.     RETENTION OF DIVIDENDS

          82.1.   The Board may retain any dividend, bonus shares or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

          82.2.   The Board may retain any dividend, bonus shares or other moneys payable or property distributable in respect of a share in respect of which any person is, under Article 22.5, entitled to become a Shareholder, or which any person is, under said Article, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

83.     MECHANICS OF PAYMENT

          Any dividend or other moneys payable in cash in respect of a share, less the tax required pursuant to the Law, may be paid by check sent by registered mail to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto as a result of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing. Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

84.     AN UNCLAIMED DIVIDEND

          All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment by the Board of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company; provided, however, that the Board may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The Company shall not be liable to pay interest or linkage for unclaimed dividend.

85.     RECEIPT FROM A JOINT HOLDER

          If two or more persons are registered as joint holders of any share, or are entitled jointly thereto as a result of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend, bonus shares or other moneys payable or property distributable in respect of such share.

86.     FUNDS

          The Board may, in its discretion, make provisions to special funds of any amount from the Company’s profits, or from a revaluation of its assets, or its proportional part in the revaluation of the assets of its affiliates, and determine the purpose of these funds.

87.     MANNER OF CAPITALIZATION OF PROFITS AND THE DISTRIBUTION OF BONUS SHARES.

          Upon the recommendation of the Board approved by a resolution of the General Meeting adopted by an Ordinary Majority, subject to compliance with the provisions of Article 78.3, the Company may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for distribution, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed as capital among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or may cause any part of such capitalized fund to be applied on behalf of such Shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or other Equity Securities of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or other Equity Securities, and may cause such distribution or payment to be accepted by such Shareholders in full satisfaction of their interest in such capitalized sum.

88.     SETTLEMENT BY THE BOARD

          The Board may settle, as it deems fit, any difficulty arising with regard to the distribution of bonus shares, distributions referred to in Article 80 hereof or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 1.00 shall not be taken into account. The Board may pay cash or convey these certain assets to a trustee in favor of those people, who are entitled to a dividend or to a capitalized fund, as the Board shall deem appropriate.

89.     ALLOTMENT FOR A CONSIDERATION LOWER THAN THE NOMINAL VALUE

          Where the Company resolves to allot shares, which have a nominal value for a consideration lower than their nominal value, including bonus shares, it must convert into share capital part of its profits, from premium on shares or from any other source included in its equity, which are mentioned in its last financial statements, in an amount equal to the difference between the nominal value and the consideration. Notwithstanding the foregoing, the Company may, with the court’s approval, allot shares for a consideration lower than their nominal value.

90.     ACQUISITION OF SHARES

          90.1.   The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of shares of the Company or Equity Securities convertible or exercisable into shares of the Company, including incurring an obligation to take any of these actions, subject to the provisions of the Companies Law. In the event that the Company so acquired any of its shares, any such share shall become a dormant share, and shall not confer any rights, so long as it is held by the Company.

          90.2.   A subsidiary or another company controlled by the Company is entitled to acquire or finance an acquisition, directly or indirectly, of shares of the Company or Equity Securities convertible or exercisable into shares of the Company, or incur an obligation with respect thereto, to the same extent that the Company may make a distribution, subject to the terms of, and in accordance with the Companies Law. In the event a subsidiary or such controlled company so acquired any of the Company’s shares, any such share shall not confer any voting rights, so long as it is held by such subsidiary or controlled company.

INSURANCE, INDEMNIFICATION AND RELEASE OF OFFICE HOLDERS

91.     OFFICE HOLDER

          For purposes of Articles 92, 93 and 94 below, the term “Office Holder” shall have the meaning ascribed to such term in the Companies Law.

92.     INSURANCE OF OFFICE HOLDERS

          The Company may, to the extent permitted by the Companies Law, enter into a contract for the insurance of the liability of an Office Holder of the Company, in respect of a liability imposed on him as a result of an act done by him in his capacity as an Office Holder of the Company, in any of the following:

          92.1.   a breach of his duty of care to the Company or to another person;

          92.2.   a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not harm the Company;

          92.3.   a financial liability imposed on him in favor of another person.

93.     INDEMNIFICATION OF OFFICE HOLDERS

          The Company may, to the extent permitted by the Companies Law, indemnify an Office Holder of the Company for liability or expense he incurs as a result of an act done by him in his capacity as an Office Holder of the Company, as follows:

          93.1.   a financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by a court;

          93.2.   Reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal thought (mens rea).

          93.3.   The Company may indemnify an Office Holder of the Company pursuant to this Article 93 retrospectively, and may also undertake in advance to indemnify an Office Holder of the Company, provided the undertaking is limited to events of a kind which the Board believes can be anticipated at the time of such undertaking, and in an amount that the Board determines is reasonable under the circumstances.

94.     RELEASE OF OFFICE HOLDERS

          The Company may, to the extent permitted by the Companies Law, release an Office Holder of the Company, in advance, from his liability, in whole or in part, for damages resulting from the breach of his duty of care to the Company.

95.     GENERAL

          The provisions of Articles 92, 93 and 94 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification and/or release from liability in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or in connection with any Office Holder to the extent that such insurance and/or indemnification and/or release from liability is permitted under the Law.

LIQUIDATION

96.     LIQUIDATION PREFERENCE.

          96.1.   Upon the occurrence of a Realization Event (as defined below), the holders of the Series A Preferred Shares shall be entitled to receive, prior to and in preference to any payments to any of the holders of any other classes of shares, by reason of their ownership thereof, an amount per each Preferred Share equal to their respective Original Issue Price, as adjusted in case of any Recapitalization Event, plus interest at the rate of 8% per annum, of such Original Issue Price, compounded annually from the respective closing dates of the Preferred A Share Purchase Agreement to the date any distributions are made pursuant to any Realization Event plus an amount equal to the declared but unpaid dividends on each Preferred Share (“Liquidation Preference Amount”). The assets and funds of the Company legally available for distribution to its shareholders, whether capital, surplus, earnings, securities or assets of any kind (“Distributable Assets”) shall be distributed to the holder of Series A Preferred Shares, until the holder of Series A Preferred Shares shall have received in such distribution the Liquidation Preference Amount.

          96.2.   Upon the completion of the distribution required by Article 96.1, the remaining assets of the Company available for distribution to Shareholders shall be distributed among the holders of the Preferred Shares and the Ordinary Shares pro rata based on the number of Ordinary Shares held by each (assuming conversion of all Preferred Shares).

          96.3.   A “Realization Event” shall mean (i) an order has been made or resolution passed for the liquidation, dissolution, bankruptcy or winding up of the Company, whether voluntary or involuntary, or (ii) any voluntary or involuntary petition or proceeding under bankruptcy or insolvency laws is instituted against the Company, or (iii) any foreclosure by creditors of the Company on substantially all assets of or equity interest in the Company; or (iv) the Company adopts a resolution for the discontinuance of its business or for its dissolution; or (v) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation), unless, in each case, the Shareholders of the Company as of immediately prior to such transaction hold (by virtue of securities issued as consideration for such a transaction), immediately following consummation thereof, more than 50% of the voting power of the surviving or resulting entity after giving effect to such transaction, or (vi) the sale or license of all or substantially all of the assets of the Company (including, for purposes of this section, intellectual property rights which, in the aggregate, constitute substantially all of the Company’s material assets).

MISCELLANEOUS

97.     MINUTES

          97.1.   Minutes of each General Meeting and of each meeting of the Board shall be recorded and duly entered in books provided for that purpose. Such minutes shall set forth all resolutions adopted at the meeting and, with respect to minutes of a meeting of the Board, the names of the persons present at the meeting.

          97.2.   Any minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting (or, in the case of Board meetings where there is only one Director on the Board, by such Director), shall constitute prima facie evidence of the matters recorded therein.

98.     BOOKS OF ACCOUNT

          The Board shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable Law. Such books of account shall be kept at the registered office of the Company or at such other place or places as the Board may deem appropriate, and they shall always be open to inspection by all Directors. Any Shareholder shall be entitled to receive a copy of the audited financial statements of any fiscal year with the opinion of the Company’s Auditor with respect to such financial statements.

99.     AUDIT

          Without derogating from the requirements of any applicable Law, at least once in every fiscal year the accounts of the Company shall be audited and the accuracy of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

100.   RIGHTS OF SIGNATURE, STAMP AND SEAL

          100.1.   The Board shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority. The Board may determine separate signatory rights in respect of different matters of the Company and in respect of the amounts in respect of which such persons are authorized to sign.

          100.2.   The Board may provide for an official stamp and/or seal. If the Board provides for a seal, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

101.   NOTICES

          101.1.   Any notice or other communication or document served by the Company upon any Shareholder or served by a Shareholder upon the Company (in each case, in such Shareholder’s capacity as such), whether pursuant to these Articles or otherwise (unless other notice provisions are specifically applicable to such a notice or communication), shall be in writing and shall be conclusively deemed to have been duly given to the receiving party: (i) in the case of hand delivery or a delivery by an internationally recognized overnight courier, freight prepaid, to the Address (as hereinafter defined), on the next Business Day after delivery; (ii) in the case of prepaid registered mail (airmail if sent to a place outside Israel) to the Address, (iii) in the case of facsimile transmission to the Address, on the next Business Day after delivery, if facsimile transmission is electronically confirmed; or (iv) in the case of an email transmission to the Address, on the date of transmission, except where a notice is received stating that such mail has not been successfully delivered. In the event that notices are given pursuant to one of the methods listed in Sub-Articles (i) through (iii) above, a copy of this notice should also be sent by email transmission. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 101. Unless otherwise provided in these Articles, the provisions of this Article 101 shall also apply to notices and other communications permitted or required to be given by the Company to any Director or by any Director to the Company (in each case, in such Director’s capacity as such).

          101.2.   The term “Address” means, (i) with respect to each Shareholder or Director - such Shareholder’s or Director’s mail address, facsimile number or email address, as the case may be, as specified in the Shareholder Register or in the Directors Register, as applicable, or such other (or additional) address, facsimile numbers and email addresses as such a Shareholder or Director may have designated in writing to the Company in accordance with the notice provisions hereof for the purpose of this Article 101; and (ii) with respect to the Company – the address of the principal office or registered office of the Company (to the attention of the Chief Executive Officer thereof).

          101.3.   All notices to be given to the Shareholders shall, with respect to any share held by persons jointly, be given to whichever of such persons is named first in the Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share.

          101.4.   Any Shareholder or Director whose address is not described in the Shareholder Register or Director Register (as applicable), and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

          101.5.   Any Shareholder and any Director may waive his right to receive notices generally or during a specific time period and he may consent that a General Meeting of the Company or a meeting of the Board, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect thereto, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

102.   WAIVERS

          102.1.   With the written consent of the holders of a majority of the outstanding shares of any class, the obligations of the Company to, and the rights of, the holders of such class under any provision of these Articles may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely).

          102.2.   Upon the effectuation of each such waiver referred to in Article 102.1 above, the Company shall promptly give written notice thereof to the holders of the shares of such class who have not previously consented thereto in writing; provided, however, that any such waiver that would similarly adversely affect more than one class of shares shall require only the consent of the holders of a majority of the outstanding shares of the classes similarly affected acting together as a single class on an As Converted Basis; and provided, further, that in the event that any waiver, by its nature, does not affect all the holders of shares of a particular class (“Affected Class”) in a substantially identical manner (relative to the respective stakes of the holders of such Affected Class within such Affected Class), each group within such Affected Class who is affected by such waiver in a manner which is not substantially identical as aforesaid (due to the fact that (i) certain holders of such Affected Class are the holders of more than one class of shares of the Company, and (ii) certain conflicting interests exist between such Affected Class and any such other classes of shares held by such certain holders) shall not be deemed to be a separate class for purposes of this Article 102 or any other Articles hereof.

          102.3.   Any waiver affected in accordance with this Article 102 shall be binding upon all of the holders of the applicable class or classes of shares, each transferee of such shares and each future holder of such class of shares.

103.   SALE OF ASSETS

          103.1.   If prior to a Qualified Public Offering, the Company receives an offer to sell all or substantially all of the assets of the Company (“Proposed Asset Sale Transaction”), and, subject to Articles 50 and 96 hereof, Shareholders holding 60% of the Company’s issued share capital (on As-Converted Basis) agree in writing to such a Proposed Asset Sale Transaction, then the Company shall accept such an offer and agree to the Proposed Asset Sale Transaction, and the proceeds of such Proposed Asset Sale Transactions shall be distributed in accordance with the provisions of Article 96 above.

          103.2.   Anything in these Articles to the contrary notwithstanding, in accordance with Section 50(a) of the Companies Law, the power and authority to discuss and approve a Proposed Asset Sale Transaction on behalf of the Company in accordance with this Article 103, shall be vested, for all intents and purposes, with the General Meeting and not with the Board, effective as of the time on which the written consent of the Shareholders holding a majority of the Company’s issued share capital (on As-Converted Basis) shall have been received by the Company.

          103.3.   Notwithstanding anything in these Articles or, to the extent permitted, in any applicable law to the contrary, the approval of a Proposed Asset Sale Transaction shall not be subject to the approval of a separate class vote of the holders of the shares of any particular class.

104.   ISSUANCE OF ADDITIONAL SHARES TO AKS

          At any one or several events (“Issuance Event”) at which Company issues additional shares (whether Ordinary Shares or Preferred Shares of any series), Company shall issue to AKS, in consideration for their nominal value, additional Preferred Shares (the “AKS Additional Shares”), in such number which shall not exceed, in the aggregate for all such Issuance Events, 849 Preferred Shares (subject to adjustments due to any stock split or combination, distribution of share dividend, recapitalization, mergers, reorganizations, distribution of bonus shares etc.); such AKS Additional Shares shall be issued to AKS by the Company in installments, at each Issuance Event, in such number for each installment, which shall not bring AKS to an aggregate holding exceeding 19.9% of the issued and outstanding share capital of the Company, at any given time.

WRITTEN RESOLUTION
OF THE SHAREHOLDERS OF
C-SIGNATURE LTD.
(the “Company”)
Dated April 29, 2004

The undersigned, comprising all the shareholders of C-Signature Ltd. (the “Company”) acting by unanimous written resolution after having waived their right to prior notice, do hereby adopt as of the date hereinabove in accordance with Article 8 of the Articles of Association of the Company, the following resolution:

Amendment of Share Capital
RESOLVED, to amend the authorized share capital of the Company by creating one new class of shares - Series A Preferred Convertible Shares of the Company, nominal value NIS 0.01 each.

Following such amendment and creation of the Series A Preferred Convertible Shares, the Company’s authorized share capital shall be NIS10,000 divided into 996,667 Ordinary Shares of the Company, nominal value NIS 0.01 each, and 3,333 shares of Series A Preferred Shares of the Company, nominal value NIS 0.01 each.

Amended Articles of Association
RESOLVED, to replace the existing Articles of Association of the Company in their entirety with the Amended Articles of Association in the form attached hereto as Exhibit A.

This document may be executed in a number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the shareholders have signed this Written Resolution on the date hereinabove.

Dr. Danny Lange	Yossi Gross

Baruch Levanon	Avi Goldsobel, Adv.

Piter Kirshen, Adv.

WRITTEN RESOLUTION
OF THE SHAREHOLDERS OF
C-SIGNATURE LTD.
(the “Company”)
Dated April 29, 2004

The undersigned, comprising all the shareholders of C-Signature Ltd. (the “Company”) acting by unanimous written resolution after having waived their right to prior notice, do hereby adopt as of the date hereinabove in accordance with Article 8 of the Articles of Association of the Company, the following resolutions:

Note: In view of the personal interest that Mr. Baruch Levanon is deemed to have in the proposed resolution No. 3 set forth herein, his signature below shall only apply to the approval of resolutions No. 1 & 2 herein. Mr. Baruch Levanon has disclosed his personal interest in resolution No. 3 to the shareholders.

1.       Convertible Loan Agreement
RESOLVED, that the execution, delivery and performance of the Convertible Loan Agreement by and among the Company, and Aladdin Knowledge Sytems (“Aladdin”), in the form attached hereto as Exhibit A, including all exhibits thereto (the “Loan Agreement”) and all transactions contemplated thereby, be, and hereby is, authorized, adopted, confirmed and approved in all respects, and that each of Yossi Gross, Baruch Levanon and Dr. Danny Lange is hereby authorized, empowered and directed to execute the Loan Agreement and any ancillary document and to take on behalf of the Company any action as shall be required for the performance of the Loan Agreement and the ancillary documents.

2.        Appointment of CEO
RESOLVED, to appoint Mr. Baruch Levanon as the Company’s Chief Executive Officer and to authorize and empower him to take any action as shall be required for the management of business and operations of the Company.

[Remainder of page intentionally left blank]

This document may be executed in a number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the shareholders have signed this Written Resolution on the date hereinabove.

Baruch Levanon	Yossi Gross

Dr. Danny lange	Avi Goldsobel, Adv.

Piter Kirshen, Adv.

[C-Signature Ltd.
Signature Page of a
Written Resolution of the Shareholders,
dated April 29, 2004]

Schedule 7.1.3
Compliance Certificate

This certificate is given in accordance with Section 7.1.3 of the Convertible Loan Agreement dated April 29, 2004 (the “Agreement”) between C-Signature Ltd., a company incorporated under the laws of the State of Israel (the “Company”), and Aladdin Knowledge Systems Ltd. (“Aladdin”). All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

The undersigned, hereby confirms in the name of the Company and on its behalf, as follows:

(i)

The representations and warranties made by the Company in Section 8 of the Agreement were true, complete and accurate on the date of signing the Agreement and are true, complete and accurate as of the date hereof.

(ii)

All covenants, agreements and conditions set forth in the Agreement to be performed or complied with by the Company at or prior to the First Closing have been performed, complied with and satisfied in all respects as of the date hereof.

/s/ B. Levanon

Baruch Levanon, Founder
Date: _____________________

BERKMAN WECHSLER SAHAR BLOOM & CO. LAW OFFICES

Date: 29/04/04

To: Aladdin Knowledge Systems Ltd.

Re: Opinion of Counsel

We have acted as counsel to C-Signature Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the Convertible Loan Agreement dated as of April 29, 2004 (the “Agreement”) between the Company and Aladdin Knowledge Systems Ltd. (“Aladdin”).

Capitalized terms used herein that are not otherwise defined herein shall have respective meanings set forth in the Agreement.

As such counsel, we have made such legal and factual examinations and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion.  In addition, we have examined and relied upon originals or copies of corporate records of the Company certificates of public officials, certificates of officials of the Company and other documents which we consider necessary or advisable for the purpose of rendering this opinion, including without limitation (i) the Agreement and all schedules and exhibits attached thereto, (ii) share certificates and minutes provided to us by officers of the Company and (iii) a printout from the Registrar of Companies as to the share capital of the Company and other matters. In such examination we have assumed the genuineness of all signatures (other than of the Company) on original documents, the authenticity and completeness of all documents submitted to us as originals, the conformity to original documents of all copies submitted to us, and the due execution and delivery of all documents (other than by the Company) where due execution and delivery are prerequisites to the effectiveness thereof.

In making our examination of documents executed by corporate or other entities other than the Company, we have assumed that such entities had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed that due authorization by all requisite action, corporate or other, and due execution and delivery by such entities of such documents and the validity and bindery effect thereof.

Ron Berkman
Ari Wechsler
Alon Sahar
Ofir Bloom
Sharon Gazit
Maya Racine Netser
Sigal Koren-Heldenberg
David Zilberboim
Drorit Weiser*
Miri Klein
Dini Caspi
Tzvia Peretz
Sharon Aloni-Fellman
Liat Shechter
Tal Inbar
Efrat Rosiansky
Haim Gueta
Anat Lavi
Adi Bar-Tal
Ziv Yakobi
Efrat Ziv
Einat Dill-Katzenell

Rami Bartal (dec’d)

Member of the NY Bar*

1 Azrieli Center
Tel-Aviv 67021 Israel
Tel: 972-3-6072222
Fax: 972-3-6072220
bwsb@bwsb-law.co.il

As to factual matters, which are not within our knowledge, we have relied upon the accuracy, completeness and genuineness of the representations and warranties of the Company set forth in the Agreement and other agreements examined by us. We have not undertaken any independent investigation to determine the existence or absence of any fact, except for a review of the legal affairs of the Company, based solely upon material supplied to us by the Company.

The opinions hereinafter expressed are subject to the following qualifications:

(a)	We express no opinion as to the effect of applicable liquidation, bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors; and

(b)

We express no opinion as to the effect of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

Based upon the foregoing, and subject to the qualifications and exceptions noted herein, we are of opinion as follows:

1.

The Company has been duly organized and is validly existing as a company under the laws of the State of Israel and has all requisite corporate power and authority to execute, deliver and perform the Agreement, and to issue and sell the Issued Shares.

2.

All necessary corporate actions have been duly taken by the Company to adopt the Amended and Restated Articles and to authorize the execution, delivery and performance of the Agreement by the Company.  The Agreement constitutes the legal, valid and binding obligations of the Company, and is enforceable as to the Company in accordance with its terms.

3.

The Issued Shares are duly authorized, validly issued, fully paid (except to the extent expressly provided in the Agreement and in the Amended and Restated Articles), and non-assessable and, to our knowledge, are not issued in violation of any preemptive rights, and the holder of the Issued Shares will have good title to such shares, free and clear of all liens, security interests, pledges, charges or encumbrances in favor of the Company except to the extent expressly provided in the Agreement and in the Amended and Restated Articles).

4.

The authorized share capital of the Company (the “Share Capital”) at the First Closing consists of NIS 10,000 divided into 1,000,000 shares each of nominal value NIS 0.01, of which 996,667 are Ordinary Shares, and 3,333 are Series A Preferred Shares.

5.	The Amended and Restated Articles of Association of the Company as they appear in Schedule 5 to the Agreement were validly adopted and are in full force and effect.

6.

We are not aware of any pending or threatened actions, suits, claims, investigations or other proceedings (either legal or administrative), filed or authorized by the Company or the Founders in their capacity as such; and nor we are aware of any pending or, threatened actions, suits, claims, investigations, or other proceedings (either legal or administrative), or any court or arbitration judgment, against the Company or with regard to the Company and its business.

2

7.

No breach or violation of (i) any of the terms of the Corporate Documents, (ii) to the best of our knowledge any agreement or other instrument to which the Company is a party or by which it is bound, or (iii) any Israeli law, statute, ordinance, directive, consent, permit, rule, regulation or order of any court, or any governmental agency or body having jurisdiction over the Company, shall result from the execution and delivery by the Company of the Agreement and the performance of the terms thereof.

8.

To our best knowledge, except as stated in the Agreement, the execution, delivery and performance of the obligations of the Company under the Agreement do not require any consents, approvals, permits, orders or authorizations of any applicable Israeli governmental authority or another Person on the part of the Company, except as have been obtained and are effective.

We are advocates admitted to practice law in the State of Israel, and we express no opinion as to any laws other than the laws of the State of Israel as in force on the date hereof, nor have we made, for the purpose of this opinion, any investigation of the laws of any other jurisdiction. In addition, we express no opinion as to any document, agreement or arrangement other than those subject to the laws of the State of Israel.  The opinions expressed herein are rendered to you and may be relied upon only by you.  This opinion may not be disclosed to or relied upon by any other person without our express prior written consent.

Sincerely,

Sharon Gazit, Adv.
Berkman Wechsler Sahar Bloom & Co.

3

Schedule of Exceptions

          This Schedule of Exceptions is made and given pursuant to Section 8 of the Convertible Loan Agreement entered into by and among the Company and Aladdin Knowledge Syetems Ltd. (the “Agreement”). Any terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

Schedule 8.4
Governmental Consents or Third Party Consents

The Company was assigned from Dr. Danny Lange with a grant by Tnufa Fund of the Office of Chief Scientist at the Ministry of Industry and Trade, according to a letter of approval no. 29704.  According to the terms of the letter of approval, the Company is to notify the Tnufa Fund of the transaction contemplated by the Agreement.

Section 8.12.1
Intellectual Property

1.	Method and Apparatus for Electro-Biometric Identify Recognition - Provisional Patent Application, US App. No. 60/938,832, submitted to the USPTO on July 29, 2002.
2.	Method and Apparatus for Electro-Biometric Identify Recognition - PCT Patent Application No. PCT/US03/23016, submitted on July 24, 2003.

Section 8.15
Agreements

The company has been assigned with a grant by Tnufa Fund, as set forth hereinabove.